UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Executive Officer / CFO

[Translation]

(Securities Code: 8411)

May 31, 2010

To Shareholders

Takashi Tsukamoto

President & CEO

Mizuho Financial Group, Inc.

5-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

CONVOCATION NOTICE OF

THE 8TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the 8th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. (the “Company”) will be held as set forth below. You are cordially invited to attend the meeting.

If you are not able to attend the meeting, we request that you exercise your voting rights in one of the following ways. After examining the reference materials for the ordinary general meeting of shareholders set forth below (pages 5 through 12), please refer to the “Guidance Notes on the Exercise of the Voting Rights” (pages 3 through 4) and exercise your voting rights no later than 5:00 p.m. on Monday, June 21, 2010.

[Exercise of Voting Rights in Writing]

By returning to us the voting form enclosed herewith on which your approval or disapproval is indicated.

[Exercise of Voting Rights by Electromagnetic Method (Using the Internet, etc.)]

By accessing the website for exercising voting rights specified by the Company (http://www.it-soukai.com/) and exercising your voting rights using the “Code for the exercise of voting rights” and the “Password” provided on the voting form enclosed herewith in accordance with the directions on the screen.

Description

1.	Date and Time:	10:00 a.m. on Tuesday, June 22, 2010

2.	Place:	Hall A, Tokyo International Forum
5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

1

3.	Purpose:

	Report Item:	Report on the Business Report for the 8th fiscal year (from April 1, 2009 to March 31, 2010), on the consolidated financial statements, the financial statements, and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors

Matters to be Resolved:

<Company’s Proposals (Proposals 1 through 3)>

	Proposal 1:	Disposal of surplus

	Proposal 2:	Appointment of three (3) Directors

	Proposal 3:	Appointment of two (2) Corporate Auditors

<Shareholders’ Proposals (Proposals 4 and 5)>

	Proposal 4:	Amendment to the Articles of Incorporation (Prohibition of financing for MBO to be made at a low price)

	Proposal 5:	Amendment to the Articles of Incorporation (Disclosure of compensation paid to each officer)

– End of Notice –

*        *        *         *        *        *

§	Upon arrival at the meeting, please submit the voting form enclosed herewith to the reception at the entrance to the meeting place. In the case of attendance by proxy, you may arrange to do so by appointing as a proxy one of the shareholders holding and being entitled to use voting rights at this general meeting of shareholders, after submitting the document certifying the authority of such proxy.

§	Any corrections made to the reference materials for the ordinary general meeting of shareholders, the attached documents, and the documents titled “(Reference)” shall be notified by being posted on the Company’s website (http://www.mizuho-fg.co.jp/investors/stock/ meeting.html).

2

Guidance Notes on the Exercise of the Voting Rights

This is to introduce the procedure to exercise voting rights of shareholders of the Company in writing or by electromagnetic method (using the Internet, etc.).

[Exercise of Voting Rights in Writing]

Please indicate your approval or disapproval for the proposals on the voting form enclosed herewith and return the voting form to us so that it reaches us by no later than 5:00 p.m. on Monday, June 21, 2010. In the event that your approval or disapproval of any proposal is not indicated on the voting form, company’s proposals shall be deemed to have been approved and shareholders’ proposals shall be deemed to have been disapproved, as the case may be.

[Exercise of Voting Rights by Electromagnetic Method (using the Internet, etc.)]

1.	Items Required to be Agreed on for the Exercise of Voting Rights via the Internet

If you wish to exercise your voting rights via the Internet, please make sure to exercise your voting rights by no later than 5:00 p.m. on Monday, June 21, 2010 pursuant to the following terms:

(1)	You may exercise your voting rights via the Internet only through the website for exercising voting rights specified by the Company (see 2.(1) below).

(2)	When exercising your voting rights via the Internet, the “Code for the Exercise of Voting Rights” and the “Password” described in the voting form enclosed with this convocation notice are required. The “Code for the Exercise of Voting Rights” and the “Password” will be renewed and sent to you for every general meeting of shareholders to be held in the future.

(3)	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

(4)	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

(5)	The cost of Internet access (access fees to providers, telecommunications fees, etc.) will be borne by the shareholders.

2.	Specific Procedures to Exercise Your Voting Rights via the Internet

(1)	Access the website for exercising voting rights specified by the Company (http://www.it-soukai.com/ or https://daiko.mizuho-tb.co.jp/). Please note that you will not be able to access the above URL between 3:00 a.m. and 5:00 a.m. during the exercise period.

*	You may access the website for exercising voting rights by scanning the “QR Code” (shown to the right) with the bar-code scanner of your cellular phone. For the details for this operation, please refer to the instruction manual of your cellular phone.	Image of the “QR Code”

(2)	Enter the “Code for the Exercise of Voting Rights” and the “Password” and click on the “Log-in” button.

(3)	Exercise your voting rights by following the directions on the screen.

3

3.	System Requirements

(1)	If Using a Personal Computer

§	Personal Computer

Windows® computer (PDAs and game machines are not supported.)

§	Browser

Microsoft® Internet Explorer 5.5 or higher

§	Internet Environment

It is a requirement that you have Internet access such as through a contract with an Internet service provider.

§	Monitor Resolution

1024 × 768 pixels or higher is recommended.

(2)	If Using a Cellular Phone

§	Cellular Phone

Phone types capable of 128bitSSL telecommunications (encrypted communication) and able to provide one of the following three services: “i-mode”; “EZweb”; or “Yahoo! Keitai”. (Some phone types do not have this capability.)

*	Microsoft and Windows are registered trademarks or trademarks of Microsoft Corporation in the United States and other countries.

*	“i-mode” is a registered trademark of NTT DoCoMo, Inc.

*	“EZweb” is a registered trademark of KDDI CORPORATION.

*	“Yahoo!” is a registered trademark or a trademark of Yahoo! Inc. of the United States.

*	“QR Code®” is a registered trademark of DENSO WAVE INCORPORATED.

4.	Security

You may exercise your voting rights safely due to the encryption technology (SSL128bit) used to protect your voting information from being intercepted and tampered with.

In addition, the code for the exercise of voting rights and the password described in the voting form are very important to authenticate shareholders, so please ensure that you do not disclose them to other people. Please note that the Company does not and will not make any inquiries regarding your password.

5.	For Inquiries with respect to the Exercise of Voting Rights via the Internet

Please contact:

Internet Help Dial

Stock Transfer Agency Department

Mizuho Trust & Banking Co., Ltd.

Telephone: 0120-768-524 (toll-free number)

Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding Saturdays, Sundays and national holidays)

[To Institutional Investors]

The electronic voting platform for institutional investors operated by Investor Communications Japan Inc., which was established by the Tokyo Stock Exchange, Inc., etc., is available for custodian banks and any other nominal shareholders (including standing proxies) that have applied to use such platform in advance.

4

[Translation]

Reference Materials for the Ordinary General Meeting of Shareholders

Proposals and Reference Matters:

<Company’s Proposals (Proposals 1 through 3) >

Proposals 1 through 3 have been submitted by the Company.

Proposal 1: Disposal of surplus

The Company has pursued “strengthening of stable capital base” and “steady returns to shareholders” as its “disciplined capital management”, and has been putting more priority on “strengthening of stable capital base,” considering global discussions about capital adequacy and the uncertainty of economic and market trends.

Based on the policy mentioned above, with respect to the dividends from the surplus at the end of this fiscal year, the Company proposes the following dividends from the surplus.

No other disposal of the surplus is being made.

1.	Type of Distributed Assets

Cash

2.	Matters related to Allotment of Distributed Assets and Aggregate Amount thereof

With respect to common stock, the Company proposes to make cash dividend payments of JPY 8 per share, which is a decrease of JPY 2 from the previous fiscal year.

With respect to each class of preferred stock, the Company proposes paying the prescribed dividend amounts, respectively.

	Amount of Dividend per Share	Aggregate Amount of Dividends
Common Stock	JPY 8	JPY	123,880,004,776
Eleventh Series Class XI Preferred Stock	JPY 20	JPY	9,985,620,000
Thirteenth Series Class XIII Preferred Stock	JPY 30	JPY	1,100,700,000
Total	—	JPY	134,966,324,776

3.	Effective Date of Dividends from Surplus

June 22, 2010

5

Proposal 2: Appointment of three (3) Directors

The term of office of Mr. Takashi Tsukamoto, Director, will expire at the closing of this ordinary general meeting of shareholders, and Mr. Tetsuji Kosaki, Director, has resigned from his position as a Director in advance, and Mr. Terunobu Maeda, Director, will resign from his position as a Director shortly. Accordingly, the Company proposes the appointment of three (3) Directors.

The candidates for Directors are as follows:

Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
1	Takashi Tsukamoto (August 2, 1950)	April 1974	Joined The Dai-Ichi Kangyo Bank, Limited	72,140 Shares of Common Stock
		April 2002	Executive Officer / General Manager of Human Resources Division of Mizuho Corporate Bank, Ltd.
		March 2003	Managing Executive Officer / Head of Risk Management Group, Head of Human Resources Group and General Manager of Post-retirement Counseling of the Company
		February 2004	Managing Executive Officer / Head of Risk Management Group and Head of Human Resources Group
		April 2004	Managing Executive Officer / Head of Europe, Middle East and Africa of Mizuho Corporate Bank, Ltd.
		March 2006	Managing Director / Chief Strategy Officer and Chief Financial Officer
		April 2007	Deputy President
		April 2008	Deputy President-Executive Officer / Head of Financial Control and Accounting Group of the Company
		April 2008	President & CEO of Mizuho Financial Strategy Co., Ltd. (until April 2009)
		June 2008	Deputy President / Head of Financial Control and Accounting Group of the Company
		April 2009	President & CEO / Head of Human Resources Group
		April 2010	President & CEO (current)

(Status of Major Concurrent Office) Not applicable

6

Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
2	Setsu Onishi (December 4, 1955)	April 1978	Joined The Industrial Bank of Japan, Limited	147,440 Shares of Common Stock
		April 2005	Executive Officer / General Manager of Corporate Banking Division No.14 of Mizuho Corporate Bank, Ltd.
		April 2007	Managing Executive Officer / Head of Global Syndicated Finance Unit, Head of Global Financial Products Unit
		April 2010	Deputy President - Executive Officer / Head of Internal Audit Group of the Company (current)

(Status of Major Concurrent Office) Not applicable
3	Takeo Nakano (June 28, 1956)	April 1980	Joined The Fuji Bank, Limited	62,000 Shares of Common Stock
		April 2004	Senior Corporate Officer of Financial Control & Accounting Group of Mizuho Corporate Bank, Ltd.
		April 2007	Executive Officer / General Manager of Kobunacho Branch of Mizuho Bank, Ltd.
		April 2009	Managing Executive Officer / Head of Risk Management Group, Head of Compliance Group and In charge of Financial Control and Accounting Group of the Company
		April 2010	Managing Executive Officer / Head of Financial Control and Accounting Group (current)
		April 2010	President & CEO of Mizuho Financial Strategy Co., Ltd. (current)

(Status of Major Concurrent Office) President & CEO of Mizuho Financial Strategy Co., Ltd.

7

Proposal 3: Appointment of two (2) Corporate Auditors

The term of office of Mr. Masahiro Seki, Corporate Auditor, will expire at the closing of this ordinary general meeting of shareholders, and Mr. Tsuneo Muneoka will resign from his position as a Corporate Auditor at the closing of this ordinary general meeting of shareholders. Accordingly, the Company proposes the appointment of two (2) Corporate Auditors.

The candidates for Corporate Auditors are as set forth below.

The Board of Corporate Auditors has approved this Proposal in advance.

Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title in the Company		Number of Shares of Stock of the Company held
1	Shuzo Haimoto (June 27, 1954)	April 1978	Joined The Industrial Bank of Japan, Limited	142,000 Shares of Common Stock
		April 2003	General Manager of Human Resources of the Company
		March 2006	Executive Officer, General Manager of Human Resources
		April 2007	Managing Director of Mizuho Bank, Ltd.
		April 2010	Advisor (current)

(Status of Major Concurrent Office) Not applicable
2	Masahiro Seki (September 11, 1934)	April 1959	Joined Deloitte Haskins & Sells, Tokyo Office	1,000 Shares of Common Stock
		June 1987	General Representative
		February 1990	Senior Managing Director of International Affairs of Deloitte Touche Tohmatsu
		June 1997	Senior Researcher of the Japanese Institute of Certified Public Accountants
		October 2000	Visiting Professor of Graduate School of International University of Japan
		April 2001	Professor of Graduate School (until March 2004)
		June 2002	President of the non-profit organization, Japanese Institute of International Accounting Education (until June 2006)
		April 2004	Established Seki Certified Public Accountants
		June 2006	Senior Advisor of the non-profit organization, Japanese Institute of International Accounting Education (current)
		June 2006	Outside Corporate Auditor of the Company (current)

(Status of Major Concurrent Office) Seki Konin Kaikeishi Jimusho (Seki Certified Public Accountants)

(Notes) 1.	Mr. Shuzo Haimoto, one of the candidates for Corporate Auditor, has accepted to assume the office of Corporate Auditor immediately after the closing of this ordinary general meeting of shareholders, following his retirement from his position as an Advisor of Mizuho Bank, Ltd.

8

2.	Mr. Masahiro Seki is a “candidate for outside corporate auditor” as provided for in Article 2, Paragraph 3, Item 8 of the Enforcement Regulations of the Company Law of Japan.

3.	Reasons for Appointment of Candidates for Outside Corporate Auditors, Independence as Outside Corporate Auditors and Liability Limitation Agreements with Outside Corporate Auditors

(1)	Reasons for Appointment of Candidates for Outside Corporate Auditors, Independence as Outside Corporate Auditors

The Company proposes to appoint Mr. Masahiro Seki based on its conclusion that he will be able to contribute to maintaining and improving the corporate governance level of the Company by making use of his high degree of expertise gained through his experience as a Japanese-qualified certified public accountant. Although he has not been engaged in management of a company other than in his career as an outside corporate auditor, the Company believes he will fulfill the audit duties of the Company appropriately due to his high degree of expertise. Four (4) years will have passed since his assumption of the office of Outside Corporate Auditor of the Company as of the closing of this ordinary general meeting of shareholders.

(2)	Liability Limitation Agreements with Outside Corporate Auditors

The Company has entered into a liability limitation agreement with Mr. Masahiro Seki, a candidate for Outside Corporate Auditor, a summary of which is provided in the “(3) Liability Limitation Agreement” of “3. Matters Regarding Outside Officers” in the Business Report.

9

<Shareholders’ Proposals (Proposals 4 and 5) >

Proposals 4 and 5 have been submitted by a shareholder. The number of voting rights of the shareholder who submitted such proposals (one shareholder) is 300.

Proposal 4: Amendment to the Articles of Incorporation (Prohibition of financing for MBO to be made at a low price)

•	Details of Proposal

It is proposed that the following provisions be added to the Articles of Incorporation:

The Company shall not finance an MBO falling under any of the following categories:

(i)	an MBO in which the offer is made to purchase shares at a price less than the net asset value (or, if a liquidation value is obtained, less than such liquidation value) per share; or

(ii)	an MBO in which the offer is made to purchase shares at a price less than the average price during the past several years.

•	Reasons for Proposal

An MBO is a type of transaction in which the management of a company compulsorily purchases shares from its shareholders, and the director(s) of a company, who are supposed to represent the interests of shareholders, are the purchaser(s) of such shares, thereby constituting a conflict of interest. Therefore, unfair deals are often found in MBO transactions, and in the case of Charle Co., Ltd., the purchase price was reduced by its officers. In addition, it was held by the Supreme Court of Japan that compulsory purchases at a price lower than the fair price were made in the case of Rex Holdings Co., Ltd. and the case of Sunstar Inc.

It is obvious that, theoretically, the purchase price should not be below the net asset value (liquidation value) per share, and it is also objectively clear that a purchase at a price lower than the average price in the past deprives shareholders of their expectant rights and is an unfair deal. Taking part in such MBO would cause a decrease in the Company’s credit and consequently, the Company’s corporate value would be impaired.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

As set forth in Article 52-21, Paragraph 1, of the Banking Law and Article 2 of the Articles of Incorporation of the Company, the Company is only engaged in operation and management of subsidiaries and in other businesses incidental thereto as a bank holding company, and is not allowed to engage in businesses to provide financing.

Furthermore, when our banking subsidiaries, etc. provide financing, they are consistently aware of the high level of its responsibility to the public and its mission to society as a comprehensive financial services group, and make decisions on funding from a comprehensive perspective based on thorough examination of the use of funds, source and method of repayments, amount of financing, securing the repayments (obtaining collateral/security interests) or other similar criteria, and not through across-the-board uniform standards.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the provisions proposed above to the Articles of Incorporation.

10

Proposal 5: Amendment to the Articles of Incorporation (Disclosure of compensation paid to each officer)

•	Details of Proposal

It is proposed that the following provisions be added to the Articles of Incorporation:

The amount of compensation and/or bonus to be paid to Directors and Corporate Auditors during each fiscal year shall be described and disclosed — on an individual basis for such Directors and Corporate Auditors, irrespective of whether or not the respective amounts exceed one hundred (100) million yen — in reference materials attached to the convocation notice of the general meeting of shareholders held with respect to such fiscal year.

•	Reasons for Proposal

It is the responsibility of officers, who are entrusted with the management of a company by its shareholders, to disclose the amount of compensation for such officers. Taking the initiative in the disclosure of the compensation paid to the officers will enable the Company to be regarded as a corporation that ensures transparent management and is eager to disclose information, will contribute to the improvement of the Company’s international credibility, and will consequently result in greater fulfillment of the interests of shareholders in the form of increased corporate value.

A similar proposal to this one was also made to the general meeting of shareholders of Sony Corporation in 2007 and was agreed to by its shareholders holding 44.3% of the voting shares.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

The Company has strictly managed the compensation to be paid to Directors and Corporate Auditors, the amounts of which are to be within the prescribed limits that were resolved at general meetings of shareholders and are to be determined, with respect to the compensation for Directors, pursuant to the resolutions of the Board of Directors and, with respect to the compensation for Corporate Auditors, through consultations among Corporate Auditors, adequately and deliberately taking into account various circumstances, such as social and economic conditions. In that process, the Company has established a Compensation Committee made up of Directors including Outside Directors to advise the Board of Directors and invited opinions, etc. of the Outside Directors, in order to ensure transparency and objectivity in matters of Directors’ compensation.

11

Moreover, regarding disclosure, the Company has continuously disclosed in its Business Reports, properly, in accordance with laws and regulations, the respective aggregate amounts of compensation, etc. paid to Directors and Corporate Auditors and the respective number of such Directors and Corporate Auditors.

As above, the determination procedures and disclosure of compensation of Directors and Corporate Auditors have been carried out appropriately, and there is no possibility that the interests of shareholders will be damaged.

The Company will continue to make efforts to make appropriate disclosure on the basis of general trends in respect of corporate disclosure.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add such provision requiring the disclosure of compensation of each individual, as proposed above, to the Articles of Incorporation of the Company.

-End of Document-

12

Access to the 8th Ordinary General Meeting of Shareholders Site

Place: Hall A, Tokyo International Forum

   5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

   Telephone: +81-3-5221-9000

The nearest stations:	JR Line	one-minute walk from Yurakucho Station

five-minute walk from Tokyo Station

(The underground concourse of the Tokyo International Forum, B1 level, is directly accessible from Tokyo Station, Keiyo Line, via the underground passageway.)

	Subway	The underground concourse of the Tokyo International Forum, B1 level, is directly accessible from Yurakucho Station, Yurakucho Line, via the underground passageway.

[Map]

Notice: No parking lot is reserved for attendees. We suggest the use of public transportation.

[Translation]

Voting Form

	Shareholder Number	Number of Exercisable Voting Rights
To: Mizuho Financial Group, Inc.		***units

With respect to each proposal at the 8th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. to be held as of June 22, 2010 (including related meetings due to postponements or adjournments), I hereby exercise my voting rights as set forth in the form below (Approval or disapproval is indicated by circling “Approval” or “Disapproval.”)

[            ], 2010

	Company’s Proposals					Shareholders’ Proposals
Proposal	Proposal 1	Proposal 2	(Excluding the candidates stated below)	Proposal 3	(Excluding the candidates stated below)	Proposal 4	Proposal 5
Indication of Approval or Disapproval	Approval Disapproval	Approval Disapproval		Approval Disapproval		Approval Disapproval	Approval Disapproval

•

In the event that your approval or disapproval of any proposal is not indicated on the form, company’s proposals shall be deemed to have been approved and shareholders’ proposals shall be deemed to have been disapproved, as the case may be.

Mizuho Financial Group, Inc.

FG – 008

•	If you exercise your voting rights twice, in writing and via the internet, we will only accept the exercise of your voting rights via the internet as effective.

•	If you exercise your voting rights more than once via the internet, we will only accept the last exercise of your voting rights as effective.

NOTICE

1.	If you attend the general meeting of shareholders, please submit this voting form without cutting off this portion to the reception at the entrance to the meeting place.

2.	If you are not able to attend the general meeting of shareholders, we request that you exercise your voting rights in one of the following ways.

(a)	Exercise of voting rights in writing

Please cut off this portion and return the left voting form to us so as to reach us by no later than 5:00 p.m. on June 21, 2010 on which your approval or disapproval is indicated.

(b)	Exercise of voting rights by electromagnetic method (using the internet, etc.)

Please access the website indicated below for exercising voting rights and exercise your voting rights via the internet by no later than 5:00 p.m. on June 21, 2010 following the directions on the screen.

3.	As to indicating your approval or disapproval of Proposals 2 and 3, if you express a different opinion with respect to any of the candidates, please enter the number of the candidate stated in the “Reference Materials for the Ordinary General Meeting of Shareholders” attached to the “Convocation Notice of the 8th Ordinary General Meeting of Shareholders.”

4.	Please clearly indicate your approval or disapproval by circling “Approval” or “Disapproval” under each proposal on the form with a black ball point pen.

Website for exercising voting rights

http://www.it-soukai.com/

Code for exercising voting rights ****************

Password ********

Mizuho Financial Group, Inc.

[Translation]

(Securities Code: 8411)

(Materials Attached to the Notice of Convocation of the 8th Ordinary General Meeting of Shareholders)

Report for the 8th Fiscal Year

(from April 1, 2009 to March 31, 2010)

Mizuho Financial Group, Inc.

Table of Contents

Materials Attached to the Notice of Convocation of the 8th Ordinary General Meeting of Shareholders

(Materials Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 8th Fiscal Year

(from April 1, 2009 to March 31, 2010)

1. Matters Regarding the Current State of the Mizuho Financial Group, Inc.

(1) Developments and Results of Operations, etc.

Financial and Economic Environment

Looking back over the economic climate during the fiscal year ended March 31, 2010, the actions taken to stabilize the financial system and stimulate the economy by major countries in cooperation with each other in response to the financial crisis have been effective, and the global economy has emerged from its worst and is picking up moderately.

The United States and the euro area showed a return to positive real GDP growth in the third quarter of calendar year 2009 attributable mainly to the effects of economic stimulus policies. Also, in Asia, growth was maintained as strengthening of domestic demand in China induced exports from and production in neighboring countries.

As for the Japanese economy, it has entered a mild deflationary state with a severe employment and income environment continuing, and prospects of a self-sustaining recovery in domestic private-sector demand remain weak. However, exports have been increasing and personal consumption has been picking up, especially of durable goods, reflecting improvements in the foreign economic environment and the effectiveness of economic stimulus policies, and with positive real GDP growth maintained, the economy is picking up steadily.

Nevertheless, in a situation where causes of concern exist, such as the effects of the cessation of economic stimulus packages, worsening employment and the aggravation of the financial condition of certain nations in Europe and other areas, it remains uncertain whether the global economy is capable of maintaining its recovery going forward.

Given the above business environment, it is important for the group companies of Mizuho Financial Group, Inc. (the “Group”) to strengthen their profitability further by allocating management resources flexibly and by providing high-quality financial services to meet customers’ needs, while maintaining financial soundness and enhancing corporate governance such as risk management.

Main Businesses of the Group

The Group is composed of Mizuho Financial Group, Inc. (“MHFG”), 162 consolidated subsidiaries, and 21 affiliates under the equity method. The Group engages in banking, securities, trust, asset management and custody, and other financial businesses.

Developments and Results of Operations

The Group has positioned fiscal year 2009 as the year to solidify its foothold, and worked on its initiatives to manage risks, strengthen its capital base, and enhance its profitability.

With respect to “management of risks,” the Group made efforts to strengthen its capabilities for risk management and to increase its risk tolerance, among other things, by strengthening its credit management and by reducing its stock portfolio. With respect to “strengthening of its capital base,” the Group made efforts to improve the quality and quantity of its capital base through issuance of common stock (total amount paid in: JPY529.2 billion) for the purpose of increasing the Group’s prime capital, and through the issuance of preferred securities (for a total of JPY237.0 billion). With respect to the “enhancement of its profitability,” the Group implemented various measures to strengthen its business base and promote operational efficiency. As a result of these efforts, for fiscal year 2009, its profitability improved significantly compared with fiscal year 2008, in which the Group recorded losses, and the Group declared a net income of JPY 239.4 billion, on a consolidated basis, exceeding the earnings estimates.

Moreover, regarding smooth supply of funds to customers as part of its role in society as financial institution, the Group has established a basic policy for facilitating finance, and the entire Group has been working under that policy. MHFG, a holding company, Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”), and Mizuho Trust and Banking Co., Ltd. (“MHTB”) have established a framework/system, which includes the management committee overseeing the smooth supply of funds, and have been responding more proactively and in a more timely manner to customers’ funding demands.

In the area of business strategy, the three global groups established on the basis of customer needs (the Global Corporate Group, the Global Retail Group, and the Global Asset & Wealth Management Group) steadily implemented the following measures by utilizing their respective strengths.

Management Structure of Mizuho Financial Group, Inc.

Mizuho Financial Group, Inc.
Global Corporate Group
Global Retail Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
Mizuho Corporate Bank, Ltd.
Mizuho Bank, Ltd.
Mizuho Trust & Banking Co., Ltd.
Mizuho Private Wealth Management Co., Ltd.
Mizuho Financial Strategy Co., Ltd.
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Trust & Custody Services Bank, Ltd.
Mizuho Asset Management Co., Ltd.
DIAM Co., Ltd.
(as of March 31, 2010)

**Global Corporate Group:**

The Global Corporate Group provides highly specialized and cutting-edge products and services by leveraging its comprehensive financial capability, with close cooperation globally between the corporate banking sector and the securities sector in response to the needs of large and global corporations.

**Global Retail Group:**

The Global Retail Group provides top-level products and services, in close cooperation with domestic and international companies throughout the group in response to the diversified and globalized needs of individuals as well as SMEs and middle-market corporations in Japan.

**Global Asset & Wealth Management Group:**

The Global Asset & Wealth Management Group provides top-level products and services on a global scale in response to the diversified and advanced customers' needs in the business areas of trust and custody, and private banking.

**Group Strategy Affiliates :**

Mizuho Financial Strategy Co., Ltd.: An advisory company for financial institutions regarding corporate management and corporate revitalization.

Mizuho Research Institute Ltd.: A think tank.

Mizuho Information & Research Institute, Inc.: An IT-related strategic company.

[Business Strategy]

(Global Corporate Group)

MHCB has been working on the enhancement of its profitability and the review of its framework for management control with the aim of becoming a “top corporate finance provider” that offers financial solutions to customers in Japan and around the world by making the best use of its knowledge of industries and its product development capabilities, as well as by working with other group companies in the Group. With respect to its global business strategy, Mizuho Corporate Bank (China), Ltd. received official approval for the application to begin preparations for the establishment of a branch in the city of Suzhou, and in addition thereto, MHCB, jointly with Mizuho Securities Co., Ltd. (“MHSC”), established a local securities subsidiary, the Mizuho Saudi Arabia Company, and has continued to expand its overseas network. Moreover, MHCB reached agreements for general business cooperation with a Russian government-affiliated financial institution and with one of the largest financial conglomerates of Brazil, respectively, and further, reached agreements for mutual cooperation in attracting Japanese companies with governmental agencies of each of China, Taiwan and India.

Also, in response to customer needs that are becoming more and more diversified, MHCB has enhanced its comprehensive products that correspond to business strategies and financial challenges, etc. As for the syndicated loan business in Japan, MHCB notably made best efforts to ensure the smooth supply of funds by flexibly and promptly responding to requests for changes in contract terms and by other means.

MHSC, through the merger with Shinko Securities Co., Ltd., in May 2009, combined the former MHSC’s global platform with the nationwide customer base and network of former Shinko Securities Co., Ltd. as a comprehensive securities company. Moreover, MHSC drew up and has implemented comprehensive improvements in the following four (4) areas, i.e., “Regulatory compliance,” “Realization of synergy,” “Strategic initiatives to strengthen sales force” and “Development of operational infrastructure.” In July 2009, MHSC and MHCB introduced a “double-hat” structure in certain business promotion departments allowing relationship managers to hold posts concurrently in MHCB and MHSC, and further strengthened collaboration between MHSC and MHCB under a strict compliance framework.

(Global Retail Group)

MHBK implemented various measures to meet the diverse needs of its individual customers. MHBK conducted a major revision of the services offered through the “Mizuho Mileage Club,” and the number of members who signed up for the service exceeded seven million in October 2009. Additionally, MHBK increased the number of “Mizuho Personal Square,” branches with a greater focus on individual customers, to 156. Moreover, for those customers who need to invest in securities, MHBK increased the number of “Planet Booth,” branches of Mizuho Investors Securities Co., Ltd. (“Mizuho Investors Securities”) at MHBK, to 150. With respect to ATMs, MHBK has increased the number of ATMs that operate during the weekends and bank holidays, and its ATMs can be used 365 days a year at 1,271 locations. Furthermore, MHBK expanded and improved its remote channel services by the commencement of “docomo Keitai Soukin,” a mobile remittance service, in July 2009. In the area of loans to individual customers, MHBK launched loan products as loans on deed from July 2009, which are “Mizuho Bank New Car Loan,” “Mizuho Bank Education Loan” and “Mizuho Bank Reform Loan,” that offer significantly lower interest rates when compared to its previous products.

For corporate customers, MHBK made efforts to expand and improve products and services and strengthen its capabilities to respond quickly to the capital needs of its corporate customers, further strengthening the recognition that the smooth supply of funds to customers is its role in society as financial institution. Furthermore, MHBK collaborated with group companies and strengthened its solutions arrangement system so that it could offer certain solutions for a wide range of management issues that concern the business/financial strategies of MHBK’s customers, such as business matching services (customer referral services), advisory services related to overseas expansions and support for its customers’ initial public offerings. MHBK and Mizuho Investors Securities strengthened the consulting system to support customers’ initial public offering by introducing a “double-hat” structure allowing certain employees to hold posts concurrently in MHBK and Mizuho Investors Securities from January 2010.

(Global Asset & Wealth Management Group)

MHTB implemented various measures to provide a wide range of services to its customers, such as real estate services, pension trust services, stock transfer services, asset securitization services, asset administration services, will trust services, etc., through strengthening of the collaborations with the other group companies in the Group, including personnel exchanges. MHTB focused its efforts on developing new products and launched “Sekai No Kenjin,” a product for individual customers investing in government bonds issued by major developed countries. Additionally, MHTB provided testamentary trust services at the major offices and branches of Mizuho Investors Securities as part of its trust agency business. Further, to increase the number of customers using the Group’s comprehensive financial services, MHTB established the “Aoyama Trust Lounge” (Minato-ku, Tokyo), where it provides consultation services regarding inheritance and real estate, etc., in which MHTB specializes, located in the same building where MHBK’s branch and Mizuho Investors Securities consultation booth are located, so the services provided by the three (3) companies (the bank, the trust bank, and the securities company) are available at each of the joint branch network locations.

Mizuho Private Wealth Management Co., Ltd. offers comprehensive, integrated, and continuous private banking services.

Mizuho Asset Management Co., Ltd. launched the first ETF in the Group, and DIAM Co., Ltd. established a local subsidiary in Hong Kong to steadily respond to the asset management needs in Asia, following the establishment of the local subsidiary in Singapore. As core companies in the asset management business of the Group, the two companies offer high-quality services that aim to achieve high levels of customer satisfaction.

Additionally, the Group endeavored to establish a solid internal control system, to promote CSR (corporate social responsibility) and to enhance its brand strategy.

With regard to its internal control system, the Group further strengthened its internal controls in accordance with the Financial Instruments and Exchange Law. And as a New York Stock Exchange listed company, it strengthened its system for financial disclosure under U.S. GAAP, one of the major global accounting standards, and internal controls in accordance with the U.S. Sarbanes-Oxley Act. The Group has promoted customer protection, among other things, by implementing the establishment of a control system for screening conflict of interests and strengthened its compliance structure.

With respect to CSR activities, the Group has continued to provide active support for financial education by sponsoring courses and lectures at universities and by conducting joint studies on financial education with Tokyo Gakugei University, and has also made commitments to environmental activities. For example, the Group has made efforts to establish targets for reducing CO2 gas emissions, paper recycling rates and green purchasing rates, etc., as activities for reducing its environmental impact. Further, as environmental business initiatives, MHCB, the first Japanese bank to adopt the Equator Principles, a set of voluntary global guidelines for large-scale development projects, in 2003, has conducted environment-related project finance that is in conformance with such guidelines by verifying the impact on the natural environment and society in developing areas. MHBK has proactively supported environment-conscious management by initiating the “Mizuho Eco-Cycle” for environment-related businesses, which targets large corporations, small and medium-sized enterprises, and individuals, and by promoting the domestic credit system1, as well as holding business matching (customer referral) forums with the environment as the theme. Further, MHBK has continued its efforts to make its branches barrier-free, aiming to become “a bank that is accessible to anyone regardless of age, gender, or disability.” In addition, Mizuho Financial Group was honored by Japan Traffic Safety Association for its contribution to the “Delivering Yellow Badges project”2 which has been functioning for 46 years to prevent traffic accidents.

Under the brand strategy, the Group actively promoted the brand slogan, “Channel to Discovery,” both internally and externally. The slogan represents the role the Group will play, not only to realize today’s dreams, but also to discover new possibilities that lie ahead and to create a better future.

[1]

“domestic credit system” means a system prescribed by the Kyoto Protocol Target Achievement Plan (Cabinet Council Decision as of March 28, 2008), which certificates the reduction amounts by measures to reduce CO2 emissions conducted by small-and medium-sized enterprises, etc. with the technical and funding support, etc. from large enterprises, etc., and can be used in achieving the targets established by their own action plans.

[2]	“Delivering Yellow Badges project” has been implemented in cooperation with Sompo Japan Insurance Inc, Meiji Yasuda Life Insurance Company and The Daiichi Life Insurance Company, Limited.

[Results of Operations for fiscal 2009]

Net business profits increased due to an increase in income derived from flexible and timely operations in the Trading segment and also due to the improved performance of the two securities subsidiaries (MHSC and Mizuho Investors Securities). Net gains related to stocks recovered as a consequence of recording Gains on Sales through our efforts to reduce our stock portfolio and a significant decrease in devaluation loss reflecting the stock market recovery. Credit-related costs decreased substantially due to an improvement in economic conditions and to our efforts for appropriate credit management while responding to our customers’ funding needs. The Group recorded the following consolidated figures (162 consolidated subsidiaries and 21 affiliates under the equity method) for fiscal 2009: Net Business Profits of JPY 702.6 billion; and Net Income of JPY 239.4 billion.

Results of operations (non-consolidated) for the major subsidiaries were as follows:

	(JPY billion)
Company Name	Ordinary Income (Operating Income)	Ordinary Profits	Net Income
Consolidated Results of MHFG	2,817.6	327.1	239.4
MHBK	1,129.4	88.8	96.0
MHCB	1,141.2	193.6	200.3
MHTB	186.9	23.1	16.7
MHSC	216.9	22.9	18.1

(Note) The figures for the major subsidiaries have each been calculated on a non-consolidated basis.

Regarding financial condition, the Group’s consolidated capital adequacy ratio (BIS) as of March 31, 2010 was maintained at the sufficient level of 13.46%. The non-performing loan ratio (MHBK, MHCB, and MHTB combined) was 1.91%.

In consideration of our consolidated financial results, MHFG proposes to make cash dividend payments of JPY 8 per share of common stock (a decrease of ¥2 from the previous fiscal year) for the fiscal year ended March 31, 2010 as previously announced. MHFG proposes making dividend payments on Preferred Stock as prescribed.

The Group has a basic policy of “disciplined capital management”, optimally balancing “strengthening of stable capital base” and “steady returns to shareholders” in accordance with changes in the business environment, the Group’s financial condition, and other factors.

However, in light of factors including the financial market turmoil and the global economic downturn, the Group has been putting more priority on “strengthening of stable capital base” since the second half of fiscal 2008. From such viewpoint, in the first half of fiscal year 2009, MHFG issued common stock (number of shares issued: 3 billion shares, total amount paid: JPY 529.2 billion) for the purpose of increasing the Group’s prime capital. In addition, in June, August and September 2009, we issued JPY 139.5 billion, JPY 72.5 billion and JPY 25.0 billion, respectively, of preferred securities, for a total of JPY 237 billion, through its overseas special purpose companies. Meanwhile, we redeemed all of the preferred securities (JPY 176.0 billion), which became redeemable in June 2009 at the issuer’s option.

(Reference)

The Conversion of Mandatory Convertible Preferred Stock

In the fiscal year ended March 31, 2010, the number of shares of the MHFG’s common stock increased by 1,315 million through requests for acquisition of 412.6 million shares (JPY 412.6 billion) of the Eleventh Series Class XI Preferred Stock. The outstanding balance of that preferred stock as of March 31, 2010 was JPY 499.2 billion (as a result, approximately 47% out of JPY 943.7 billion of the initial amount issued has already been converted into common stock).

Issues to be Addressed by the Group

The actions taken to stimulate the economy by individual countries have been effective, and the global economy has emerged from its worst and is picking up moderately. Nevertheless, in a situation where causes of concern exist, such as the effects of the cessation of economic stimulus packages and worsening employment, it remains uncertain whether the global economy is capable of maintaining its recovery going forward.

In such business environment, the Group announced the “Mizuho’s Transformation Program” on May 14, 2010, as its Medium-term Management Policy. This formulates a policy to enhance profitability, financial base and front-line business capabilities of the Group through a fundamental review of those areas in an aim to respond promptly and appropriately to a new business environment while the Group practices its “customer first policy”. By promoting the “Mizuho’s Transformation Program”, which consists of three (3) programs, namely, Program for Improving Profitability, Program for Enhancing Financial Base, and Program for Strengthening Front-line Business Capabilities, the Group aims to become the financial institution most trusted by customers.

With respect to capital management, because the strengthening of its capital base has become increasingly important for financial institutions as a reform of global capital regulations is currently being conducted, the Group has established a new medium-term target of increasing its consolidated Tier 1 capital ratio level to approximately 12%, and its “prime capital3” level to 8% or above.

The MHFG’s board of directors resolved on May 14, 2010 to file a Shelf Registration Statement (hakkoutourokusho) for the issuance of its common stock in an amount of up to JPY 800.0 billion. The decision is aimed at establishing a capital base that will serve as a foundation for the Group’s future sustainable growth, on a basis of reforms in capital regulation. This registration is to secure flexibility of capital to expand in business areas with high growth potential and to further develop business with its customers. The Group will continuously make efforts to strengthen its capital base through the building-up of its retained earnings by strengthening its profitability, and through implementing various countermeasures in anticipation of developments regarding reforms in capital regulations.

The Group companies will strengthen profitability by providing superior financial services to their customers through the use of their respective strengths and the promotion of mutual collaboration within the Group. In compliance with the Law concerning Temporary Measures to Facilitate Financing for Small and Medium-Sized Enterprises, etc. of Japan, the Group companies are constantly aware of a financial institution’s social responsibility and the importance of financial institution’s public mission, and will make efforts to facilitate financing uniformly through the Group. The Group will also strive to win the further confidence of its domestic and overseas customers by continuing to establish a firm compliance structure and an advanced risk management regime.

[3]	Prime capital is calculated by the following formula: Prime capital = Tier 1 capital – preferred securities – preferred stock (excluding mandatory convertible preferred stock)

[Business Strategy]

(Global Corporate Group)

In order to become the “top corporate finance provider,” MHCB will aim to continuously strengthen its profitability by mainly focusing on its strategic business fields, and continuously establish a solid management administration regime that is capable of meeting changes in the environment. In particular, MHCB will further strengthen its profitability through the allocation of management resources to its businesses in Asia and in other areas that MHCB intends to improve. In addition, MHCB will reinforce the framework for improving its ability to offer financial solutions to domestic customers and will promote collaboration with the Group companies. Moreover, MHCB will improve its management administration regime, including the improvement of portfolio management. Furthermore, MHCB will actively take appropriate risks, according to appropriate risk management, and will actively fulfill its financial intermediation function.

MHSC, which went through a merger in May 2009, employs two main business strategies: “implementing a profit model centered on the business with customers” and “creating a management structure that is highly responsive to environmental changes”. In particular, in addition to the further development and achievement of the merger’s synergistic effects through collaborations between the departments of MHSC and the improvement in internal efficiency, MHSC will implement measures that aim for a dramatic improvement in profitability, and will focus on the promotion of globalization and the improvement of its internal control system.

Through the aforementioned measures, Global Corporate Group will make efforts to provide corporate customers with, not only the high-quality solutions of the banking and securities businesses, but also the financial services that are most suited to their needs, for which the financial functions of the Group will be fully utilized.

(Global Retail Group)

MHBK will return to its original starting point as a commercial bank, and will deepen and advance its relationship of trust with customers, including “individual customers”, “small- and medium-sized enterprises, middle market corporations, and their management”, based on its philosophy of “putting customers first”. Additionally, MHBK will actively take appropriate risks according to proper risk management. MHBK, sufficiently understanding the purpose of the Law concerning Temporary Measures to Facilitate Financing for Small and Medium-Sized Enterprises, etc. of Japan, etc., and being constantly aware of a financial institution’s social responsibility and the importance of a financial institution’s public mission, will make efforts to facilitate financing.

In the individuals market, MHBK will strengthen its marketing, and improve its products, services, and sales framework, while it further enhances “remote channels” to expand points of contact with customers.

In the corporate market, MHBK will actively provide customers with smooth financing and optimum solutions while it conducts careful credit controls. MHBK will respond to more diversified and sophisticated needs of its customers by reinforcing its collaboration with the Group companies and leveraging the full resources of the Group.

MHBK will continue to strengthen its compliance, customer protection, and security to ensure its customers will be able to carry out their transactions without worries.

(Global Asset & Wealth Management Group)

MHTB will make every effort to increase profits and to significantly broaden its customer base through the provision of trust products and/or trust services to customers of the whole Group and will further devote management resources to areas in which MHTB specializes and in which MHTB will be able to demonstrate benefits of a trust business by selecting and concentrating on such area in order to improve its expertise and profitability. Specifically, MHTB will create a solid operating framework which can further strengthen collaboration among the Group through the establishment and expansion of joint branches dealing with banking, trust and securities businesses and through the reinforcement of the general marketing functions of the trust business. Also, MHTB will continue to focus on enhancing its internal controls, thereby strengthening compliance and customer protection in the process of enhancing the unification of the Group. Additionally, MHTB will actively take appropriate risks according to proper risk management, and will actively fulfill its financial intermediation function.

Mizuho Private Wealth Management Co., Ltd. will promote the further strengthening of its owner-consulting capabilities through the full use of products and functions across the Group companies.

As core companies in the asset management business of the Group, Mizuho Asset Management Co., Ltd. and DIAM Co., Ltd. will respond to the diverse needs of customers.

In our efforts to become “a financial partner that helps customers shape their future and achieve their dreams,” which is an ideal implicit in the Group brand slogan, “Channel to Discovery,” the Group will work to fulfill our social responsibilities and public duties and further promote our corporate values by steadily pursuing business strategies under a solid internal control system and promoting CSR (corporate social responsibility) activities, including support for financial education and environmental efforts.

(2) Changes in Financial Conditions and Results of Operations (Consolidated Basis and Non-consolidated Basis)

a. Changes in Financial Conditions and Results of Operations (Consolidated Basis)

	(JPY billion)
	FY 2006 (For the fiscal year ended March 31, 2007)	FY 2007 (For the fiscal year ended March 31, 2008)	FY 2008 (For the fiscal year ended March 31, 2009)	FY 2009 (For the fiscal year ended March 31, 2010)
Ordinary Income	4,099.6	4,523.5	3,514.4	2,817.6
Ordinary Profits (Losses)	748.1	397.1	(395.1)	327.1
Net Income (Loss)	620.9	311.2	(588.8)	239.4
Total Net Assets	6,724.4	5,694.1	4,186.6	5,837.0
Total Assets	149,880.0	154,412.1	152,723.0	156,253.5

(Note)

Fractions are rounded down.

(Reference)

Ordinary Income and Ordinary Profits by type of business for FY 2009 are as follows (Consolidated Basis):

	(JPY billion)
	Banking Business	Securities Business	Other	Elimination	Consolidated Results
Ordinary Income	2,369.6	377.6	288.2	(217.9)	2,817.6
Ordinary Profits	272.5	57.8	3.8	(7.0)	327.1

b. Changes in Financial Conditions and Results of Operations (Non-consolidated Basis)

	(JPY billion)
	FY 2006 (For the fiscal year ended March 31, 2007)	FY 2007 (For the fiscal year ended March 31, 2008)	FY 2008 (For the fiscal year ended March 31, 2009)	FY 2009 (For the fiscal year ended March 31, 2010)
Operating Income	1,250.0	806.5	442.7	33.7
Cash Dividends Received	1,220.9	770.8	410.5	3.8
Cash Dividends Received from Majority-owned Banking Subsidiaries	265.3	406.5	406.2	0.2
Cash Dividends Received from Other Subsidiaries and Affiliates	955.6	364.3	4.3	3.6
Net Income (Loss)	(JPY millions 1,239,710)	(JPY millions 811,002)	(JPY millions 378,815)	(JPY millions 3,379)
Net Income (Loss) per Share of Common Stock	(JPY 102,168.76)	(JPY 68,658.41)	(JPY 32.0)	(JPY (0.54	) )
Total Assets	4,764.0	4,658.9	4,552.7	5,225.9
Investments in Majority-owned Banking Subsidiaries	4,411.6	4,389.8	4,355.0	5,121.2
Investments in Other Subsidiaries and Affiliates	84.8	81.3	76.8	65.9

(Notes)

1. Fractions are rounded down.

2. Net Income (Loss) per Share of Common Stock was computed based upon the following formula:

Net Income (Loss) per Share of Common Stock	=	Net Income recognized in the statement of income	–	Amount not attributable to Common Stock (Cash Dividends on Preferred Stock, and others)
		Average number of shares of Common Stock issued	–	Average number of shares of Treasury Common Stock

3. On January 4, 2009, MHFG conducted an allotment of shares or fractions of a share without consideration, and the same type of shares and fractions of a share were respectively allotted to the shareholders and the holders of fractional shares, depending on the number of shares of common stock, shares of each class of preferred stock and fractional shares held by the shareholders and the holders of fractional shares, without any additional consideration. Such allotments were made at the rate of 999 shares per one (1) share, and 9.99 shares per every 0.01 share.

(3) Employees

	March 31, 2010			March 31, 2009
	Banking Business	Securities Business	Other	Banking Business	Securities Business	Other
Number of Employees	39,315	9,794	7,905	38,288	4,921	6,982

(Notes)

1. The Number of Employees is the number of persons engaged in the Group.

2. The Number of Employees includes overseas local staff and does not include temporary employees.

(Reference)

The following sets forth information regarding the employees of Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd., and Mizuho Trust & Banking Co., Ltd. (collectively, the “Four Companies”):

	March 31, 2010	March 31, 2009
Number of Employees	30,711	29,466
Average Age	36 years, 6 months	36 years, 9 months
Average Years of Employment	13 years, 2 months	13 years, 7 months
Average Monthly Salary	JPY 435 thousand	JPY 445 thousand

(Notes)

1. The Number of Employees is the number of persons engaged in the Four Companies.

2. The Number of Employees is the aggregate total of employees of the Four Companies. The Average Age, Average Years of Employment, and Average Monthly Salary are the collective averages for the Four Companies.

3. The Number of Employees does not include temporary employees.

4. The calculations of Average Age, Average Years of Employment and Average Monthly Salary do not take into account seconded employees and overseas local staff. Fractions are rounded down.

5. In the calculation of Average Years of Employment, employees who have transferred from one group company to another (Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd., Mizuho Securities Co., Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Information & Research Institute, Inc.) are assumed to have remained under the continuous employment of one company.

6. The Average Monthly Salary is the average salary for the month of March, tax inclusive, and does not include bonuses.

(4) Principal Offices

a.	Bank Holding Company

Mizuho Financial Group, Inc.: Head Office

b.	Banking Business

Mizuho Bank, Ltd.

Region	Number of Offices		Principal Offices
	March 31, 2010	March 31, 2009
Kanto, Koshinetsu	336	331	Head Office, etc.
Hokkaido, Tohoku	14	14	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	75	74	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	14	14	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu, Okinawa	12	12	Fukuoka Branch, etc.
Total	451	445

(Notes)

1. Offices include sub branches, branches and offices for remittance purposes only, branches offering account transfer services only, ATM management branches (branches and offices to maintain shared ATMs only), pension plan advisory offices (pension plan advisory only offices) and internet branches.

2. In addition to the above, 45 agencies (47 as of March 31, 2009) and 31,832 non-branch ATMs (30,558 as of March 31, 2009) were in operation as of March 31, 2010.

3. In addition to the above, 3 sub branches (3 as of March 31, 2009) at Narita Airport, 2 sub branches (2 as of March 31, 2009) at Kansai International Airport (mainly for foreign currency exchange), and 4 non-branch automated foreign currency exchange machines (4 as of March 31, 2009) at Narita Airport were in operation as of March 31, 2010.

Mizuho Corporate Bank, Ltd.

Region	Number of Offices		Principal Offices
	March 31, 2010	March 31, 2009
Kanto, Koshinetsu	28	25	Head Office, etc.
Hokkaido, Tohoku	2	2	Sapporo Corporate Banking Division, Sendai Corporate Banking Division.
Hokuriku, Tokai, Kinki	6	6	Osaka Corporate Banking Division, Nagoya Corporate Banking Division, etc.
Chugoku, Shikoku, Kyushu	3	3	Fukuoka Corporate Banking Division, etc.
Domestic Total	39	36
The Americas	10	10	New York Branch, etc.
Europe and the Middle East	7	6	London Branch, etc.
Asia and Oceania	16	16	Hong Kong Branch, Singapore Branch, etc.
Overseas Total	33	32
Total	72	68

(Notes)

1. Offices include sub branches.

2. In addition to the above, 6 representative offices overseas (7 as of March 31, 2009) were in operation as of March 31, 2010.

Mizuho Trust & Banking Co., Ltd.

Region	Number of Offices		Principal Offices
	March 31, 2010	March 31, 2009
Kanto, Koshinetsu	24	23	Head Office, Yokohama Branch, etc.
Hokkaido, Tohoku	2	2	Sapporo Branch, Sendai Branch.
Hokuriku, Tokai, Kinki	7	7	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	2	2	Hiroshima Branch, Okayama Branch.
Kyushu	3	3	Fukuoka Branch, etc.
Total	38	37

(Notes)

1. Offices include sub branches.

2. In addition to the above, 54 trust agencies (54 as of March 31, 2009) and 1 non-branch ATM (1 as of March 31, 2009) were in operation as of March 31, 2010. 1 representative office overseas (1 as of March 31, 2009) was closed during the fiscal year ended March 31, 2010.

c.	Securities Business

Mizuho Securities Co., Ltd.

Region	Number of Offices		Principal Offices
	March 31, 2010	March 31, 2009
Kanto, Koshinetsu	35	36	Head Office, Shinjuku Branch, etc.
Hokkaido, Tohoku	4	4	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	41	41	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	12	12	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu	8	8	Fukuoka Branch, Kumamoto Branch etc.
Total	100	101

(Note)

1. Number of offices as of March 31, 2009 was the total for the former Mizuho Securities Co., Ltd. and the former Shinko Securities Co., Ltd.

2. In addition to the above, 3 representative offices overseas (3 as of March 31, 2009) were in operation as of March 31, 2010.

Mizuho Investors Securities Co., Ltd.

Region	Number of Branches		Principal Branches
	March 31, 2010	March 31, 2009
Kanto, Koshinetsu	28	28	Head Office, Yokohama Branch, etc.
Hokkaido, Tohoku	4	4	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	15	15	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	5	5	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu	4	4	Fukuoka Branch, etc.
Total	56	56

(Note)

In addition to the above, 150 Planet Booths (148 as of March 31, 2009) were in operation in the branch lobbies of Mizuho Bank, Ltd. for securities investment consultations as of March 31, 2010.

d.	Other Businesses

Mizuho Information & Research Institute, Inc.: Head Office, etc.

(5) Capital Investment (Consolidated Basis)

(a)	Total amount of capital investment

	(JPY million)
	Banking Business	Securities Business	Other Businesses
Total Amount of Capital Investment	120,087	10,649	1,563

(Note)

Fractions are rounded down.

(b)	Construction of significant facilities

	(JPY million)
Business Segment	Details	Amount
Banking Business	Acquisition, Nakameguro Center Mizuho Bank, Ltd.	47,681

(Note)

Fractions are rounded down.

(6) Principal Subsidiaries

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)	Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	June 7, 1897	700,000	100.00	—
Mizuho Corporate Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	May 7, 1923	1,404,065	100.00	—
Mizuho Trust & Banking Co., Ltd.	Chuo-ku, Tokyo	Trust banking, banking	May 9, 1925	247,260	74.92 (0.38)	—
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	July 16, 1917	125,167	59.51 (59.51)	—
Mizuho Investors Securities Co., Ltd.	Chuo-ku, Tokyo	Securities	December 14, 1922	80,288	66.84 (66.84)	—
Trust & Custody Services Bank, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	January 22, 2001	50,000	54.00	205
Mizuho Asset Management Co., Ltd.	Minato-ku, Tokyo	Investment trust management, investment advisory	May 26, 1964	2,045	98.70	361
DIAM Co., Ltd.	Chiyoda-ku, Tokyo	Investment trust management, investment advisory	July 1, 1985	2,000	50.00	813
Mizuho Information & Research Institute, Inc.	Chiyoda-ku, Tokyo	Information processing	May 11, 1970	1,627	91.50	1,949
Mizuho Research Institute Ltd.	Chiyoda-ku, Tokyo	Think tank consulting	December 2, 1967	900	98.60	317
Mizuho Private Wealth Management Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	October 3, 2005	500	100.00	—
Mizuho Financial Strategy Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	September 29, 2000	10	100.00	—
Mizuho Credit Guarantee Co., Ltd.	Chiyoda-ku, Tokyo	Credit guarantee	November 29, 1974	13,281	100.00 (100.00)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Defined Contribution Plan Services Co., Ltd.	Chuo-ku, Tokyo	Defined contribution pension related business	September 11, 2000	2,000		60.00 (60.00)	—
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	April 1, 1977	1,000		100.00 (100.00)	—
Mizuho Capital Co., Ltd.	Chiyoda-ku, Tokyo	Venture capital	July 27, 1983	902		49.99 (49.99)	—
UC Card Co., Ltd.	Chiyoda-ku, Tokyo	Credit cards	October 1, 2005	500		38.99 (38.99)	—
Mizuho International plc	London, U.K.	Securities, banking	March 14, 1975	345,704 (GBP 2,462 million	)	100.00 (100.00)	—
Mizuho Corporate Bank (China), Ltd.	Shanghai, PRC	Banking	June 1, 2007	54,520 (CNY 4,000 million	)	100.00 (100.00)	—
Mizuho Corporate Bank Nederland N.V.	Amsterdam, The Netherlands	Banking, securities	March 1, 1974	17,710 (EUR 141 million	)	100.00 (100.00)	—
Mizuho Securities USA Inc.	New York, N.Y., U.S.A.	Securities	August 16, 1976	15,500 (USD 166 million	)	100.00 (100.00)	—
PT. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	July 8, 1989	13,632 (IDR 1,323,574 million	)	98.99 (98.99)	—
Mizuho Corporate Bank (USA)	New York, N.Y., U.S.A.	Banking	November 29, 1974	9,162 (USD 98 million)		100.00 (100.00)	—
Mizuho Trust & Banking (Luxembourg) S.A.	Munsbach, Luxembourg	Trust banking, banking	March 21, 1989	4,652 (USD 50 million	)	100.00 (100.00)	—
Mizuho Bank (Switzerland) Ltd	Zurich, Switzerland	Banking, trust banking	October 20, 1976	4,637 (CHF 53 million	)	100.00 (100.00)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Trust & Banking Co. (USA)	New York, N.Y., U.S.A.	Trust banking, banking	October 19, 1987	3,056 (USD 32 million	)	100.00 (100.00)	—
Mizuho Capital Markets Corporation	New York, N.Y., U.S.A.	Derivatives	January 27, 1989	0 (USD 3 thousand	)	100.00 (100.00)	—

(Notes)

1. Amounts less than JPY one million (and units shown for other currencies) are rounded down.

2. The JPY equivalent of Capital is calculated using the foreign exchange rate as of the account closing date.

3. The Percentage of Voting Rights of MHFG is rounded down to the nearest second decimal place.

4. Figures in parentheses ( ) in the Percentages of Voting Rights of MHFG column are those of voting rights held indirectly.

5. Shinko Securities Co., Ltd., formerly listed as a principal subsidiary, merged with Mizuho Securities Co., Ltd. on May 7, 2009. Corporate name of the merged company is Mizuho Securities Co., Ltd.

6. Commencement of liquidation of Mizuho Corporate Bank (Germany) Aktiengesellschaft, formerly listed as a principal subsidiary, was determined on March 4, 2009, and the bank closed its business on December 31, 2009. Commencement of liquidation of Mizuho Corporate Bank (Canada) was determined on December 16, 2009.

(7) Major Borrowings

Creditors	Balance of Borrowings (JPY million)	Number of Shares of MHFG and Percentage of Voting Rights Held by Creditors
		Number of Shares Held (shares)	Percentage of Voting Rights (%)

Mizuho Bank, Ltd.	700,000	—	—

2. Matters Regarding Officers

(1) Officers

(As of March 31, 2010)

Name	Title and Assignment	Major Concurrent Office	Other
Terunobu Maeda	Chairman	Vice Chairman of Nippon Keidanren (Japan Business Federation)

Takashi Tsukamoto	President & CEO (Representative Director)

Tetsuji Kosaki	Deputy President (Representative Director)	President & CEO of Mizuho Financial Strategy Co., Ltd.

Hajime Saito	Managing Director

Satoru Nishibori	Director	President & CEO of Mizuho Bank, Ltd.

Yasuhiro Sato	Director	President & CEO of Mizuho Corporate Bank, Ltd.

Akihiko Nomiyama	Director (outside officer)	Special Advisor of NIPPON MINING HOLDINGS, INC.

Mitsuo Ohashi	Director (outside officer)	Senior Advisor of Showa Denko K.K.

Kanemitsu Anraku	Director (outside officer)

Tsuneo Muneoka	Corporate Auditor (full-time)

Tsuneo Morita	Corporate Auditor (full-time)	Outside Corporate Auditor of Mizuho Securities Co., Ltd.

Yukio Nozaki	Corporate Auditor (outside officer)	Attorney at Law Outside Corporate Auditor of Mizuho Bank, Ltd. Outside Corporate Auditor of Mizuho Corporate Bank, Ltd.

Masahiro Seki	Corporate Auditor (outside officer)	Seki Konin Kaikeishi Jimusho (Seki Certified Public Accountants)	Certified Public Accountant

Masami Ishizaka	Corporate Auditor (outside officer)	Chairman of Okura Zaimu Kyokai

(Notes)

1. Messrs. Hiroshi Saito, Seiji Sugiyama and Tsuneo Morita resigned from their positions as directors on June 25, 2009.

2. Mr. Hiroshi Motoyama retired from his position as a director on June 25, 2009.

3. Mr. Yoshiaki Sugita retired from his position as a corporate auditor on June 25, 2009.

4. Mr. Mitsuo Ohashi had been assuming Director and Chairman of the Board of Directors of Showa Denko K.K. until March 26, 2010.

5. Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku are “outside directors” as provided for in Article 2, Item 15 of the Company Law of Japan.

6. Messrs. Yukio Nozaki, Masahiro Seki and Masami Ishizaka are “outside corporate auditors” as provided for in Article 2, Item 16 of the Company Law of Japan.

7. Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku, who are “outside directors”, and Messrs. Yukio Nozaki, Masahiro Seki and Masami Ishizaka, who are “outside corporate auditors”, are “independent directors/auditors” required by the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd, as the case may be.

8. MHFG uses the executive officer system. The executive officers are as follows:

(As of March 31, 2010)

Title	Name	Areas of Oversight
President	Takashi Tsukamoto	Overall management of the execution of MHFG’s business / Head of Human Resources Group / Chief Human Resources Officer

Deputy President - Executive Officer	Tetsuji Kosaki	Assistance in the overall management of the execution of MHFG’s business / Head of Financial Control and Accounting Group / Chief Financial Officer

Managing Executive Officer	Hajime Saito	Head of Internal Audit Group / Chief Auditor

Managing Executive Officer	Takeo Nakano	Head of Risk Management Group, Head of Compliance Group and In charge of Financial Control and Accounting Group / Chief Risk Officer and Chief Compliance Officer

Managing Executive Officer	Daisaku Abe	Head of Strategic Planning Group, Head of IT, Systems & Operations Group and General Manager of Group Strategic Planning / Chief Strategy Officer and Chief Information Officer

Executive Officer	Shin Kuranaka	General Manager of Human Resources

Executive Officer	Masakane Koike	General Manager of Financial Planning

(Reference)

The members of the Officers as of April 1 are as follows:

(As of April 1, 2010)

Name	Title and Assignment	Major Concurrent Office	Other
Terunobu Maeda	Chairman	Vice Chairman of Nippon Keidanren (Japan Business Federation)

Takashi Tsukamoto	President & CEO (Representative Director)

Hajime Saito	Managing Director

Satoru Nishibori	Director	President & CEO of Mizuho Bank, Ltd.

Yasuhiro Sato	Director	President & CEO of Mizuho Corporate Bank, Ltd.

Akihiko Nomiyama	Director (outside officer)	Special Advisor of NIPPON MINING HOLDINGS, INC.

Mitsuo Ohashi	Director (outside officer)	Senior Advisor of Showa Denko K.K.

Kanemitsu Anraku	Director (outside officer)

Tsuneo Muneoka	Corporate Auditor (full-time)

Tsuneo Morita	Corporate Auditor (full-time)	Outside Corporate Auditor of Mizuho Securities Co., Ltd.

Yukio Nozaki	Corporate Auditor (outside officer)	Attorney at Law Outside Corporate Auditor of Mizuho Bank, Ltd. Outside Corporate Auditor of Mizuho Corporate Bank, Ltd.

Masahiro Seki	Corporate Auditor (outside officer)	Seki Konin Kaikeishi Jimusho (Seki Certified Public Accountants)	Certified Public Accountant

Masami Ishizaka	Corporate Auditor (outside officer)	Chairman of Okura Zaimu Kyokai

(Notes)

1. Mr. Tetsuji Kosaki resigned from his position as a director on April 1, 2010.

2. Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku are “outside directors” as provided for in Article 2, Item 15 of the Company Law of Japan.

3. Messrs. Yukio Nozaki, Masahiro Seki and Masami Ishizaka are “outside corporate auditors” as provided for in Article 2, Item 16 of the Company Law of Japan.

4. Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku, who are “outside directors”, and Messrs. Yukio Nozaki, Masahiro Seki and Masami Ishizaka, who are “outside corporate auditors”, are “independent directors/auditors” required by the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd, as the case may be.

5. The Executive Officers as of April 1 are as follows:

(As of April 1, 2010)

Title	Name	Areas of Oversight
President	Takashi Tsukamoto	Overall management of the execution of MHFG’s business

Deputy President - Executive Officer	Setsu Onishi	Assistance in the overall management of the execution of MHFG’s business / Head of Internal Audit Group / Chief Auditor

Managing Executive Officer	Hajime Saito	Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group / Chief Risk Officer, Chief Human Resources Officer and Chief Compliance Officer

Managing Executive Officer	Takeo Nakano	Head of Financial Control and Accounting Group / Chief Financial Officer

Managing Executive Officer	Daisaku Abe	Head of Strategic Planning Group, Head of IT, Systems & Operations Group and General Manager of Group Strategic Planning / Chief Strategy Officer and Chief Information Officer

Executive Officer	Masakane Koike	General Manager of Financial Planning

Executive Officer	Tatsuya Yamada	General Manager of Accounting

Executive Officer	Shusaku Tsuhara	General Manager of Executive Secretariat

(2) Aggregate Compensation for Officers

	(JPY million)
Classification	Number of Persons	Aggregate Compensation
Directors	13	356
Corporate Auditors	6	68
Total	19	425

(Notes)

1. Fractions are rounded down.

2. The total yearly compensations for Directors and Corporate Auditors are not to exceed JPY 740 million and JPY 180 million, respectively.

3. No provision is made for the bonuses of Officers.

3. Matters Regarding Outside Officers

(1) Concurrent Offices and Other Details of Outside Directors and Outside Corporate Auditors

Details of major concurrent offices of outside officers are given on page 21.

Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd at which Mr. Yukio Nozaki, Outside Corporate Auditor, serves concurrently, are wholly owned subsidiaries of MHFG, and MHFG administers both entities.

(2) Major Activities of Outside Officers

Name	Term in Office	Attendance of the Board of Directors Meeting	Input at the Board of Directors Meeting and Other Activities
Akihiko Nomiyama	2 years, 9 months	He attended 18 of the 20 Board of Directors Meetings held during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in NIPPON MINING HOLDINGS, INC. and his wide-ranging insight as a top executive.

Mitsuo Ohashi	4 years, 9 months	He attended 17 of the 20 Board of Directors Meetings held during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in Showa Denko K.K. and his wide-ranging insight as a top executive.

Kanemitsu Anraku	2 years, 9 months	He attended 18 of the 20 Board of Directors Meetings held during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in Nissan Motor Co., Ltd. and his wide-ranging insight as a top executive.

Yukio Nozaki	7 years, 2 months	He attended 17 of the 20 Board of Directors Meetings and 13 of the 14 Board of Corporate Auditors Meetings held during the fiscal year.	He contributed by voicing opinions mainly from professional viewpoint as an attorney at law.

Masahiro Seki	3 years, 9 months	He attended all of the 20 Board of Directors Meetings and all of the 14 Board of Corporate Auditors Meetings held during the fiscal year.	He contributed by voicing opinions from viewpoints as an expert in U.S. and Japanese accounting.

Masami Ishizaka	1 year, 9 months	He attended 16 of the 20 Board of Directors Meetings and all of the 14 Board of Corporate Auditors Meetings held during the fiscal year.	He contributed by voicing opinions mainly from his expertise gained through his career in the Ministry of Finance.

(3) Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Akihiko Nomiyama	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Company Law of Japan (the “Law”), which limits the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) JPY 20 million or (ii) the amount prescribed in laws and regulations, provided that such Outside Director is bona fide and without gross negligence in performing his duty.
Mitsuo Ohashi
Kanemitsu Anraku

Yukio Nozaki	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Company Law of Japan (the “Law”), which limits the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) JPY 20 million or (ii) the amount prescribed in laws and regulations, provided that such Outside Corporate Auditor is bona fide and without gross negligence in performing his duty.
Masahiro Seki
Masami Ishizaka

(4) Compensation for Outside Officers

	(JPY million)
	Number of Persons	Compensation Paid by MHFG	Compensation Paid by Subsidiary of MHFG
Total Amount of Compensation	6	58	8

(Notes)

1. Fractions are rounded down.

2. No provision is made for the bonuses of Officers.

4. Matters Regarding MHFG’s Shares

(1) Number of Shares as of March 31, 2010

(Number of shares)
Total Number of Authorized Shares	28,485,271,000

Total Number of Classes of Shares Authorized to be Issued
Common Stock	24,115,759,000
Class XI Preferred Stock	1,369,512,000
Class XII Preferred Stock	1,500,000,000
Class XIII Preferred Stock	1,500,000,000

Total Number of Shares Issued
Common Stock	15,494,397,690
Eleventh Series Class XI Preferred Stock	914,752,000
Thirteenth Series Class XIII Preferred Stock	36,690,000

(Notes)

1. As a result of a request for acquisition of 412,670,000 shares of the Eleventh Series Class XI Preferred Stock, there was an increase of 1,315,457,030 shares of Common Stock from April 1, 2009 to March 31, 2010.

2. As a result of capital increase by way of public offering of Common Stock with the payment date set to be July 23, 2009, there was an increase of 2,804,400,000 shares of Common Stock.

3. As a result of capital increase by way of third-party allotment of Common Stock with the payment date set to be August 5, 2009, there was an increase of 195,600,000 shares of Common Stock.

(2) Number of Shareholders as of March 31, 2010

Common Stock	693,521
Eleventh Series Class XI Preferred Stock	1,636
Thirteenth Series Class XIII Preferred Stock	49

(Note)

The number of shareholders of Common Stock listed above does not include 8,682 shareholders who own only shares constituting less than one (1) unit.

(3) Major Shareholders as of March 31, 2010

a. Common Stock

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
Japan Trustee Services Bank, Ltd. (Trustee account)	802,874,300	5.18
The Master Trust Bank of Japan, Ltd. (Trustee account)	494,670,700	3.19
The Dai-ichi Mutual Life Insurance Company	209,950,000	1.35
SSBT OD05 OMNIBUS ACCOUNT CHINA TREATY CLIENTS (Standing proxy agent: The Hong Kong and Shanghai Banking Corporation Limited)	171,659,887	1.10
Japan Trustee Services Bank, Ltd. (Trustee account 4)	160,916,100	1.03
Japan Trustee Services Bank, Ltd. (Trustee account 9)	152,184,100	0.98
Trust & Custody Services Bank, Ltd. (Meiji Yasuda Life Insurance Company Retirement Benefit Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.)	137,000,000	0.88
Nippon Life Insurance Company	132,630,760	0.85
Japan Trustee Services Bank, Ltd. (Trustee account 1)	125,199,500	0.80
STATE STREET BANK AND TRUST COMPANY 505225 (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	120,268,116	0.77

(Notes on Major Shareholders)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. The Percentages of Shares Held of Common Stock are calculated by excluding the treasury stock (9,397,093 shares).

3. The Dai-ichi Mutual Life Insurance Company reorganized from a mutual company to a joint stock corporation as of April 1, 2010, and changed its name to The Dai-ichi Life Insurance Company, Limited on the same day.

b. Eleventh Series Class XI Preferred Stock

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
UBS AG LONDON A/C IPB SEGREGATED CLIENT ACCOUNT (Standing proxy agent: Citibank Japan Ltd.)	20,625,000	4.13
Sompo Japan Insurance Inc.	19,000,000	3.80
Marubeni Corporation	14,500,000	2.90
SHIMIZU CORPORATION	10,000,000	2.00
Electric Power Development Co., Ltd.	10,000,000	2.00
The Tokyo Electric Power Company, Incorporated	10,000,000	2.00
NIPPON EXPRESS CO., LTD.	10,000,000	2.00
Tokio Marine & Nichido Fire Insurance Co., Ltd.	8,000,000	1.60
Japan Airlines International Co., Ltd.	8,000,000	1.60
JFE Steel Corporation	6,000,000	1.20

(Notes on Major Shareholders)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. Percentages of Shares Held of Preferred Stock are calculated by excluding the treasury stock of Eleventh Series Class XI Preferred Stock (415,471,000 shares). Furthermore, the 415,471,000 shares of the treasury stock are not included in the above list of Major Shareholders.

c. Thirteenth Series Class XIII Preferred Stock

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
NIPPON OIL FINANCE (NETHERLANDS) B.V. (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	6,000,000	16.35
Shiseido Company, Ltd.	5,000,000	13.62
SHARP INTERNATIONAL FINANCE (U.K.) PLC. (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	5,000,000	13.62
SHARP FINANCE CORPORATION	5,000,000	13.62
NISSIN FOODS HOLDINGS CO., LTD.	3,000,000	8.17
OBAYASHI CORPORATION	2,000,000	5.45
YANMAR Co., Ltd.	2,000,000	5.45
KOSE Corporation	1,000,000	2.72
FUJI MEDIA HOLDINGS, INC.	1,000,000	2.72
KURABO INDUSTRIES LTD.	500,000	1.36

(Notes on Major Shareholders)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. There is no treasury stock pertaining to the Thirteenth Series Class XIII Preferred Stock.

5. Matters Regarding Stock Acquisition Rights, etc. of MHFG

Following is the summary of the Stock Acquisition Rights issued to the Directors (excluding the Outside Directors) and Executive Officers of MHFG and its subsidiaries, Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd., pursuant to the Company Law, in consideration for execution of duties:

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Class and number of subject shares	Issue price (per stock acquisition right) (JPY)	Exercise price (per share) (JPY)	Exercise period
First Series of Stock Acquisition Rights of MHFG	February 16, 2009	5,409 rights	Common Stock, 5,409,000 shares	190,910	1	From February 17, 2009 to February 16, 2029
Second Series of Stock Acquisition Rights of MHFG	September 25, 2009	5,835 rights	Common Stock, 5,835,000 shares	168,690	1	From September 28, 2009 to September 25, 2029

(1) Stock Acquisition Rights, etc. of MHFG held by Officers as of March 31, 2010

	Number of stock acquisition rights	Class and number of subject shares	Number of persons and rights held by Directors
First Series of Stock Acquisition Rights of MHFG	481 rights	Common Stock, 481,000 shares	4 persons, 481 rights
Second Series of Stock Acquisition Rights of MHFG	858 rights	Common Stock, 858,000 shares	6 persons, 858 rights

(2) Stock Acquisition Rights, etc. of MHFG delivered to Employees, etc., during the fiscal year ended March 31, 2010

	Number of stock acquisition rights	Class and number of subject shares	Number of persons and rights held by Employees (Executive Officers)	Number of persons and rights held by Officers and Employees (Executive Officers) of subsidiaries
Second Series of Stock Acquisition Rights of MHFG	4,977 rights	Common Stock, 4,977,000 shares	4 persons, 210 rights	83 persons, 4,767 rights

6. Matters Regarding Independent Auditor

(1) Independent Auditor

Name	Compensation, etc. for the Fiscal Year ended March 31, 2010	Other
Ernst & Young ShinNihon LLC	JPY 51 million	MHFG paid consideration to the Independent Auditor for advisory services and other services in connection with the IFRS, which are not included among the services set forth in Article 2, Paragraph 1 of the Certified Public Accountant Law (non-audit services).
Designated Partners with Limited Liability
Tadayuki Matsushige, C.P.A.
Noboru Miura, C.P.A.
Ryuichi Nagano, C.P.A
Hiroshi Nishida, C.P.A.

(Notes)

1. Fractions are rounded down.

2. The audit contract between MHFG and the Independent Auditor does not separate the compensation for the audit under the Company Law from the compensation for the audit under the Financial Instruments and Exchange Law. Moreover, it is practically impossible to separate the two. Accordingly, the above amount is the total of such compensation.

In addition, because the amounts of compensation to be paid under the audit contract have not yet been determined, approximate amounts are used for the calculations.

3. The total amount of cash and other proprietary benefits to be paid to the Independent Auditor of MHFG by MHFG, its majority-owned consolidated subsidiaries and its other consolidated subsidiaries is JPY 4,494 million.

If the amounts to be paid under the audit contract concluded with the Independent Auditor by MHFG, its majority-owned consolidated subsidiaries and its other consolidated subsidiaries have not yet been determined, approximate amounts are used for the calculations.

(2) Other Matters Regarding Independent Auditor

a. Policy for Determination of Dismissal or Non-reappointment of the Independent Auditor

Dismissal of the Independent Auditor is discussed at the Board of Directors and the Board of Corporate Auditors if the Independent Auditor falls subject to any of the events set forth in the Items of Article 340, Paragraph 1 of the Company Law.

Non-reappointment of the Independent Auditor is discussed at the Board of Directors and the Board of Corporate Auditors by comprehensively considering various factors, including the performance of duties and the quality of audits by the Independent Auditor.

b. Principal Majority-owned Subsidiaries and other Subsidiaries Audited by any Certified Public Accountant or Audit Corporation other than the Independent Auditor of MHFG

Mizuho International plc and 9(nine) other companies among MHFG’s principal majority-owned subsidiaries and other subsidiaries are subject to audits (limited to the audits under the provisions of the Company Law or the Financial Instruments and Exchange Law (including any foreign law equivalent to either of these laws)) by audit corporations (including entities with equivalent qualifications in the relevant foreign country) other than the Independent Auditor of MHFG.

7. Structure to Ensure Appropriate Conduct of Operations

MHFG has resolved matters regarding its “Structure for Ensuring Appropriate Conduct of Operations” prescribed by the Company Law and the Enforcement Regulations of the Company Law of Japan, as summarized below.

(1) Structure to ensure that the duties of directors and employees are executed in compliance with laws, regulations, and the Articles of Incorporation

*	MHFG has set forth its structure to ensure that the duties of directors and employees are executed in compliance with laws, regulations, and the Articles of Incorporation in compliance-related rules such as the “Basic Policy of Compliance” and “Compliance Manual.”

*	More specifically, MHFG has established complete compliance as a basic principle of management, has determined a compliance-management structure and created a “Compliance Manual,” has formulated compliance programs each fiscal year for the implementation of specific plans for complete compliance, and has periodically followed up on the status of the implementation of such plans. Furthermore, MHFG’s activities against anti-social elements are conducted as part of its compliance structure. MHFG’s commitment to confront anti-social elements viewed as an important policy of the Group when designing and implementing specific compliance programs among Group members.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy of Compliance,” etc., is the company’s structure for ensuring that the directors and employees execute their duties in compliance with laws, regulations, and the Articles of Incorporation.

(2) Structure for the safekeeping and management of information on the execution of duties by the directors

*	MHFG has established a structure for the safekeeping, management, etc., of information through its information-management-related rules, including the company’s “Information Security Policy.” The safekeeping and management of information in connection with the execution of duties by the company’s directors has also been carried out in accordance with these rules.

*	More specifically, MHFG has fixed the period for retention of information such as the minutes of the Board of Directors meetings, Executive Management Committee meetings, and other various committee meetings and materials related thereto, as well as ringisho (or approval documents) and reports, and has carried out other necessary matters relating to the safekeeping and management thereof.

*	The Board of Directors of MHFG resolved that the structure under the above “Information Security Policy,” etc., is the company’s structure for the safekeeping and management of information on the execution of duties by the directors.

(3) Rules and other structure for managing risk of loss

*	MHFG has established a structure for managing its risk of loss through its risk-management-related rules, including its basic policy towards various risk management procedures, such as its “Basic Policy for Comprehensive Risk Management.”

*	More specifically, MHFG has defined various types of risk and has determined strategies to improve its business structure and develop human resources for risk management in order to evaluate risk qualitatively and quantitatively. Moreover, MHFG has implemented comprehensive risk management to control risk within limits acceptable to management.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy for Comprehensive Risk Management,” etc., is the company’s structure for managing the risk of loss.

(4) Structure to ensure the efficient execution of director’s duties

*	MHFG has established a structure to ensure the efficient execution of directors’ duties through its rules, such as the “Bylaws Regarding the Board of Directors,” “Bylaws Regarding the Executive Management Committee,” “Bylaws Regarding the Business Policy Committee,” “Organization Regulations,” and “Authorization Regulations.”

*	More specifically, MHFG has determined the criteria for matters to be resolved or reported to the Board of Directors, assignment of each organization, decision-making authority in accordance with the importance of matters, etc. MHFG has also established an Executive Management Committee and several Business Policy Committees. Thus, MHFG has ensured that the directors execute their duties efficiently on a company-wide basis.

*	The Board of Directors of MHFG resolved that the structure under the above “Bylaws Regarding the Board of Directors,” etc., is the company’s structure for ensuring the efficient execution of directors’ duties.

(5) Structure to ensure the propriety of business operations within the corporate group consisting of MHFG and its subsidiaries

*	MHFG has established a structure to ensure the propriety of business operations within the corporate group through its “Group Management Administration Regulations,” etc.

*	More specifically, MHFG directly administers its principal banking subsidiaries and other core group companies in accordance with the “Group Management Administration Regulations,” while principal banking subsidiaries and other core group companies administer subsidiaries and affiliates other than the principal banking subsidiaries and other core group companies in accordance with standards established by MHFG.

*	The Board of Directors of MHFG resolved that the structure under the above “Group Management Administration Regulations,” etc., is the company’s structure for ensuring propriety of business operations in the corporate group consisting of MHFG and its subsidiaries.

(6) Matters concerning employees posted as assistants to the corporate auditors when the corporate auditors so require

*	The “Organization Regulations” of MHFG specify matters concerning employees posted as assistants to the corporate auditors to assist the latter in performing their duties.

*	More specifically, MHFG has designated the Corporate Auditors Office as the office in charge of matters concerning assistance in the performance of the corporate auditors’ duties and matters concerning the secretariat for the Board of Corporate Auditors. The Head of the Corporate Auditors Office manages this office’s business under the instructions of the corporate auditors.

*	The Board of Directors of MHFG resolved that the matters specified in the above “Organization Regulations” are matters concerning employees posted as assistants to the corporate auditors when the corporate auditors so require.

(7) Matters concerning measures for ensuring that employees who assist the corporate auditors remain independent from the directors

*	The supplementary provisions of the “Bylaws Regarding the Board of Directors” specify matters concerning the measures for ensuring that employees who assist the corporate auditors remain independent from the directors.

*	More specifically, any personnel and/or change in organization that relates to employees who assist the corporate auditors in performing the latter’s duties shall be subject to prior consultation with a corporate auditor nominated by the Board of Corporate Auditors.

*	The Board of Directors of MHFG resolved that matters specified in the above supplementary provisions of the “Bylaws Regarding the Board of Directors” are matters concerning the measures for ensuring that employees who assist the corporate auditors remain independent from the directors.

(8) Structure under which the directors and employees report to the corporate auditors, and structure concerning reports to the corporate auditors

*	MHFG has established a structure under which the directors and employees report to the corporate auditors in the “Bylaws Regarding the Board of Directors,” the “Bylaws Regarding the Executive Management Committee,” etc.

*	More specifically, MHFG has regulations governing attendance by the corporate auditors in the Board of Directors Meetings, Executive Management Committee meetings, etc. MHFG also maintains procedures for circulating the ringisho (or approval documents) to be approved by the President among the corporate auditors, for reporting information received through the compliance hot-line, for reporting the results of internal audits and so on.

*	The Board of Directors of MHFG resolved that the structure under the above “Bylaws Regarding the Board of Directors,” etc., is a structure under which the directors and employees report to the corporate auditors and a structure concerning reports to the corporate auditors.

(9) Other structure to ensure the effectiveness of audits by the corporate auditors

*	MHFG has established a structure for ensuring the effectiveness of audits by the corporate auditors in the “Basic Policy for Internal Audit,” etc.

*	More specifically, the internal audit division, corporate auditors and independent auditors exchange opinions and information on a regular basis and whenever else required as a means of strengthening cooperation in efforts to enhance effectiveness and efficiency of the overall audit function.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy for Internal Audit,” etc., is another structure for ensuring the effectiveness of the audits by the corporate auditors.

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2010

Millions of yen
Assets
Cash and Due from Banks	¥5,211,477
Call Loans and Bills Purchased	605,238
Receivables under Resale Agreements	7,129,676
Guarantee Deposits Paid under Securities Borrowing Transactions	5,744,901
Other Debt Purchased	2,040,445
Trading Assets	13,986,791
Money Held in Trust	0:00
Securities	43,096,460
Loans and Bills Discounted	62,164,579
Foreign Exchange Assets	707,803
Derivatives other than for Trading Assets	7,060,302
Other Assets	3,742,205
Tangible Fixed Assets	927,337
Buildings	312,512
Land	470,185
Lease Assets	9,734
Construction in Progress	22,420
Other Tangible Fixed Assets	112,485
Intangible Fixed Assets	427,278
Software	244,925
Lease Assets	2,325
Other Intangible Fixed Assets	180,027
Deferred Tax Assets	533,030
Customers’ Liabilities for Acceptances and Guarantees	3,643,706
Reserves for Possible Losses on Loans	(887,073)
Reserve for Possible Losses on Investments	(29)

Total Assets	¥156,253,572

Liabilities
Deposits	¥76,339,779
Negotiable Certificates of Deposit	10,287,808
Debentures	1,517,797
Call Money and Bills Sold	5,786,370
Payables under Repurchase Agreements	12,075,802
Guarantee Deposits Received under Securities Lending Transactions	6,615,512
Trading Liabilities	7,579,695
Borrowed Money	9,663,867
Foreign Exchange Liabilities	172,990
Short-term Bonds	492,397
Bonds and Notes	4,970,257
Due to Trust Accounts	1,025,431
Derivatives other than for Trading Liabilities	6,614,116
Other Liabilities	3,376,769
Reserve for Bonus Payments	48,946
Reserve for Employee Retirement Benefits	34,263
Reserve for Director and Corporate Auditor Retirement Benefits	2,112
Reserve for Possible Losses on Sales of Loans	15,258
Reserve for Contingencies	14,809
Reserve for Reimbursement of Deposits	14,748
Reserve for Reimbursement of Debentures	10,824
Reserves under Special Laws	2,149
Deferred Tax Liabilities	12,226
Deferred Tax Liabilities for Revaluation Reserve for Land	98,875
Acceptances and Guarantees	3,643,706

Total Liabilities	150,416,519

Net Assets
Common Stock and Preferred Stock	1,805,565
Capital Surplus	552,135
Retained Earnings	854,703
Treasury Stock	(5,184)

Total Shareholders’ Equity	3,207,219

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	176,931
Net Deferred Hedge Gains, net of Taxes	83,093
Revaluation Reserve for Land, net of Taxes	138,430
Foreign Currency Translation Adjustments	(92,623)

Total Valuation and Translation Adjustments	305,831

Stock Acquisition Rights	2,301
Minority Interests	2,321,700

Total Net Assets	5,837,053

Total Liabilities and Net Assets	¥156,253,572

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2010

Millions of yen
Ordinary Income	¥2,817,625
Interest Income	1,571,994
Interest on Loans and Bills Discounted	1,047,718
Interest and Dividends on Securities	350,536
Interest on Call Loans and Bills Purchased	3,675
Interest on Receivables under Resale Agreements	34,292
Interest on Securities Borrowing Transactions	9,148
Interest on Due from Banks	0:00
Other Interest Income	116,408
Fiduciary Income	49,100
Fee and Commission Income	557,312
Trading Income	312,330
Other Operating Income	179,021
Other Ordinary Income	147,866

Ordinary Expenses	2,490,498
Interest Expenses	420,287
Interest on Deposits	164,334
Interest on Negotiable Certificates of Deposit	29,779
Interest on Debentures	11,959
Interest on Call Money and Bills Sold	11,035
Interest on Payables under Repurchase Agreements	33,763
Interest on Securities Lending Transactions	11,693
Interest on Borrowed Money	36,023
Interest on Short-term Bonds	2,707
Interest on Bonds and Notes	98,308
Other Interest Expenses	20,682
Fee and Commission Expenses	91,271
Other Operating Expenses	161,584
General and Administrative Expenses	1,317,247
Other Ordinary Expenses	500,107
Provision for Reserves for Possible Losses on Loans	116,115
Other	383,991

Ordinary Profits (Losses)	327,127

Extraordinary Gains	118,259
Gains on Disposition of Tangible Fixed Assets	3,063
Recovery on Written-off Claims	45,034
Reversal of Reserve for Contingent Liabilities from Financial Instruments and Exchange	23
Gains on Negative Goodwill Incurred	68,206
Other Extraordinary Gains	1,930

Extraordinary Losses	67,621
Losses on Disposition of Tangible Fixed Assets	8,898
Losses on Impairment of Fixed Assets	4,742
Other Extraordinary Losses	53,979

Income (Loss) before Income Taxes and Minority Interests	377,765

Income Taxes:
Current	25,253
Refund of Income Taxes	(7,212)
Deferred	25,108
Total Income Taxes	43,148

Income before Minority Interests	334,617

Minority Interests in Net Income	95,212

Net Income (Loss)	¥239,404

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2010

Millions of yen
Shareholder’s Equity
Common Stock and Preferred Stock
Balance as of the end of the previous period	¥1,540,965
Changes during the period
Issuance of New Shares	264,600

Total Changes during the period	264,600

Balance as of the end of the period	1,805,565

Capital Surplus
Balance as of the end of the previous period	411,318
Changes during the period
Issuance of New Shares	271,729
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	(130,913)

Total Changes during the period	140,816

Balance as of the end of the period	552,135

Retained Earnings
Balance as of the end of the previous period	608,053
Changes during the period
Cash Dividends	(131,015)
Net Income (Loss)	239,404
Disposition of Treasury Stock	(662)
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	130,913
Transfer from Revaluation Reserve for Land, net of Taxes	8,010

Total Changes during the period	246,649

Balance as of the end of the period	854,703

Treasury Stock
Balance as of the end of the previous period	(6,218)
Changes during the period
Repurchase of Treasury Stock	(4)
Disposition of Treasury Stock	1,038

Total Changes during the period	1,033

Balance as of the end of the period	(5,184)

Total Shareholders’ Equity
Balance as of the end of the previous period	2,554,119
Changes during the period
Issuance of New Shares	536,329
Cash Dividends	(131,015)
Net Income (Loss)	239,404
Repurchase of Treasury Stock	(4)
Disposition of Treasury Stock	376
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	—
Transfer from Revaluation Reserve for Land, net of Taxes	8,010

Total Changes during the period	653,100

Balance as of the end of the period	3,207,219

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the end of the previous period	(519,574)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	696,505

Total Changes during the period	696,505
Balance as of the end of the period	¥176,931

Millions of yen
Net Deferred Hedge Gains (Losses), net of Taxes
Balance as of the end of the previous period	¥67,525
Changes during the period
Net Changes in Items other than Shareholders’ Equity	15,568

Total Changes during the period	15,568

Balance as of the end of the period	83,093

Revaluation Reserve for Land, net of Taxes
Balance as of the end of the previous period	146,447
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(8,017)

Total Changes during the period	(8,017)

Balance as of the end of the period	138,430

Foreign Currency Translation Adjustments
Balance as of the end of the previous period	(114,765)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	22,141

Total Changes during the period	22,141

Balance as of the end of the period	(92,623)

Total Valuation and Translation Adjustments
Balance as of the end of the previous period	(420,367)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	726,199

Total Changes during the period	726,199

Balance as of the end of the period	305,831

Stock Acquisition Rights
Balance as of the end of the previous period	1,187
Changes during the period
Net Changes in Items other than Shareholders’ Equity	1,113

Total Changes during the period	1,113

Balance as of the end of the period	2,301

Minority Interests
Balance as of the end of the previous period	2,051,667
Changes during the period
Net Changes in Items other than Shareholders’ Equity	270,033

Total Changes during the period	270,033

Balance as of the end of the period	2,321,700

Total Net Assets
Balance as of the end of the previous period	4,186,606
Changes during the period
Issuance of New Shares	536,329
Cash Dividends	(131,015)
Net Income (Loss)	239,404
Repurchase of Treasury Stock	(4)
Disposition of Treasury Stock	376
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	—
Transfer from Revaluation Reserve for Land, net of Taxes	8,010
Net Changes in Items other than Shareholders’ Equity	997,346

Total Changes during the period	1,650,446

Balance as of the end of the period	¥5,837,053

[NOTES TO CONSOLIDATED FINANCIAL STATEMENTS]

Amounts less than one million yen are rounded down.

BASIS FOR PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND PRINCIPLES OF CONSOLIDATION

1.	Definitions of majority-owned subsidiary, other subsidiary and affiliate conform to Article 2, Paragraph 8 of the Banking Law and Article 4-2 of the Banking Law Enforcement Ordinance.

2.	Scope of Consolidation

(1)	Number of majority-owned consolidated subsidiaries and other consolidated subsidiaries: 162

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

On May 7, 2009, Shinko Securities Co., Ltd. (“Shinko”) (which was an affiliate of MHFG) and Mizuho Securities Co., Ltd. (“MHSC”) (which was a majority-owned consolidated subsidiary of MHFG) consummated a merger, under which Shinko became the surviving entity and MHSC became the absorbed entity. The trade name was changed to “Mizuho Securities Co., Ltd.” upon the merger.

During the period, Mizuho Securities Co., Ltd. after the merger and 27 other companies were newly consolidated as a result of the merger between MHSC and Shinko and other factors.

During the period, Mizuho Securities Co., Ltd. before the merger and ten other companies were excluded from the scope of consolidation as a result of dissolution upon the merger and other factors.

(2)	Number of majority-owned non-consolidated subsidiaries and other non-consolidated subsidiaries: 0

3.	Application of the Equity Method

(1)	Number of majority-owned non-consolidated subsidiaries and other non-consolidated subsidiaries under the equity method: 0

(2)	Number of affiliates under the equity method: 21

Name of principal company:

The Chiba Kogyo Bank, Ltd.

During the period, Eiwa Securities Co. Ltd. and one other company were newly included in the scope of the equity method as a result of the merger between MHSC and Shinko.

During the period, Shinko and two other companies were excluded from the scope of the equity method as they became majority-owned consolidated subsidiaries as a result of the merger with Mizuho Securities Co., Ltd.

(3)	Number of majority-owned non-consolidated subsidiaries and other non-consolidated subsidiaries not under the equity method: 0

(4)	Affiliates not under the equity method:

Name of principal company:

Asian-American Merchant Bank Limited

Majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Net Deferred Hedge Gains (Losses), net of Taxes (amount corresponding to MHFG’s equity position) and others.

4.	Fiscal Years of Majority-owned Consolidated Subsidiaries and Other Consolidated Subsidiaries

(1)	Balance sheet dates of majority-owned consolidated subsidiaries and other consolidated subsidiaries are as follows:

The day before the last business day of June	16 companies
October 31	1 company
December 29	11 companies
December 31	59 companies
March 31	75 companies

(2)	Majority-owned consolidated subsidiaries and other consolidated subsidiaries with balance sheet dates of October 31, the day before the last business day of June, and the day before the last business day of December were consolidated based on their tentative financial statements as of and for the period ended December 31. Other majority-owned consolidated subsidiaries and other consolidated subsidiaries were consolidated based on their financial statements as of and for the period ended their respective balance sheet dates.

The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

5.	Special Purpose Entities Subject to Disclosure

(1)	Summary of special purpose entities subject to disclosure and transactions with these special purpose entities

Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”), and Mizuho Trust & Banking Co., Ltd. (“MHTB”), which are majority-owned consolidated subsidiaries of MHFG, granted loans, credit facilities and liquidity facilities to 23 special purpose entities (mainly incorporated in the Cayman Islands) in their borrowings and fund raising by commercial paper in order to support securitization of monetary assets of customers.

The aggregate assets and aggregate liabilities of these 23 special purpose entities at their respective balance sheet dates amounted to ¥2,090,738 million and ¥2,089,710 million, respectively. MHBK, MHCB and MHTB do not own any shares with voting rights in any of these special purpose entities and have not dispatched any director or employee to them.

(2)	Major transactions with these special purpose entities subject to disclosure as of or for the fiscal year ended March 31, 2010 are as follows:

As of March 31, 2010	Millions of yen
Loans	¥1,690,892
Credit and Liquidity Facilities	¥370,549

For the Fiscal Year ended March 31, 2010	Millions of yen
Interest Income on Loans	¥15,013
Fee and Commission Income, etc.	¥2,562

6.	Amortization Method of Goodwill and Amortization Period

As a rule, Goodwill is amortized over a period up to 20 years under the straight-line method. The entire amount is expensed as incurred if the amount has no material impact.

7.	Standards of Accounting Method

(1)	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the fiscal year, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the fiscal year, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the fiscal year, assuming they were settled at the end of the fiscal year.

(2)	Securities

(i) Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates, which are not under the equity method, are stated at acquisition cost and determined by the moving average method. Other Securities which have readily determinable fair value are stated at fair value. Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities, the fair values of which are extremely difficult to determine, are stated at acquisition cost or amortized cost and determined by the moving average method.

The net unrealized gains on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(ii) Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in (i) above.

(3)	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

(4)	Depreciation

	Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The range of useful lives is as follows:

Buildings: 3 years to 50 years

Others: 2 years to 20 years

‚	Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly five years as determined by MHFG and consolidated subsidiaries.

ƒ	Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

(5)	Deferred Assets

	Stock issuance costs

Stock issuance costs are expensed as incurred.

‚	Bond issuance costs

Bond issuance costs are expensed as incurred.

ƒ	Debenture issuance costs

Debenture issuance costs are expensed as incurred.

„	Bond discounts

Bonds are stated at amortized costs computed by the straight-line method on the consolidated balance sheets.

Bond discounts booked on the consolidated balance sheets as of March 31, 2006 are amortized under the straight-line method over the term of the bond by applying the previous accounting method and the unamortized balance is directly deducted from bonds, based on the tentative measure stipulated in the “Tentative Solution on Accounting for Deferred Assets” (ASBJ Report No. 19, August 11, 2006).

(6)	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic majority-owned consolidated subsidiaries and other consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥568,404 million.

Other majority-owned consolidated subsidiaries and other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

(7)	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

Except for securitization products which are included as reference assets of another securitization scheme of the Group’s domestic majority-owned consolidated banking subsidiary, Reserve for Possible Losses on Investments is provided against unrealized losses on securitization products related with the discontinuation of business regarding credit investments primarily in Europe which were made as an alternative to loans by the Group’s domestic banking subsidiary. Since securities are recognized at fair value on the consolidated balance sheet, the balance of Securities is offset against that of Reserve for Possible Losses on Investments by ¥15,269 million.

(8)	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

(9)	Reserve for Employee Retirement Benefits

Reserve for Employee Retirement Benefits (including Prepaid Pension Cost), which is provided for future benefit payments to employees, is recorded as the required amount, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees of the respective fiscal year.

(10)	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued at the end of the respective fiscal year, based on the internally established standards.

(11)	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses, taking into consideration the current market condition that can change rapidly.

(12)	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies, which are not covered by other specific reserves in off-balance transactions, trust transactions and others. The balance is an estimate of possible future losses, on an individual basis, considered to require a reserve.

(13)	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from the liabilities at the estimated amount of future claims for withdrawal by depositors and others.

(14)	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from Liabilities at the estimated amount for future claims.

(15)	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange. This is the reserve pursuant to Article 46-5, Paragraph 1 and Article 48-3, Paragraph 1 of the Financial Instruments and Exchange Law to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

(16)	Assets and Liabilities denominated in foreign currencies

Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic majority-owned consolidated banking subsidiaries and a domestic majority-owned consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates not under the equity method, which are translated at historical exchange rates.

Assets and Liabilities denominated in foreign currencies of the majority-owned consolidated subsidiaries and other consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective balance sheet dates.

(17)	Hedge Accounting

(a) Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic majority-owned consolidated banking subsidiaries and domestic majority-owned consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.24).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

(i)	as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

(ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

Among Net Deferred Hedge Losses, net of Taxes recorded on the consolidated balance sheet, those deferred hedge losses are included that resulted from the application of the macro-hedge method based on the “Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and others are controlled on a macro-basis using derivatives transactions. The deferred hedge gains/losses are amortized as interest income or interest expenses over the remaining maturity and average remaining maturity of the respective hedging instruments. The unamortized amounts of gross deferred hedge losses and gross deferred hedge gains on the macro-hedges, before net of applicable income taxes were ¥41,464 million and ¥37,260 million, respectively.

(b) Foreign Exchange Risk

Domestic majority-owned consolidated banking subsidiaries and some of domestic majority-owned consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No.25). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these majority-owned subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in majority-owned subsidiaries, other consolidated subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(c) Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports No. 24 and 25.

(18)	Consumption Taxes and other

With respect to MHFG and its domestic majority-owned consolidated subsidiaries and other consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

CHANGES OF FUNDAMENTAL AND IMPORTANT MATTERS FOR THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

(Accounting Standard for Business Combinations and others)

As “Accounting Standard for Business Combinations” (ASBJ Statement No.21, December 26, 2008), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22, December 26, 2008), “Partial amendments to Accounting Standard for Research and Development Costs” (ASBJ Statement No.23, December 26, 2008), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No.7 (Revised 2008), December 26, 2008), “Revised Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No.16 (Revised 2008), released on December 26, 2008), and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10 (Revised 2008), December 26, 2008) can be applied for the first business combination and business divestitures conducted in the fiscal year beginning on or after April 1, 2009, MHFG has applied these accounting standards and others beginning with this fiscal year.

(Accounting Standard for Financial Instruments)

MHFG has applied “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, March 10, 2008) and “Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No. 19, March 10, 2008) from the end of the fiscal year.

As a result, Other Debt Purchased increased by ¥633 million, Securities increased by ¥15,242 million, Deferred Tax Assets decreased by ¥12,906 million, Reserves for Possible Losses on Loans decreased by ¥20,178 million, Net Unrealized Gains (Losses) on Other Securities, net of Taxes increased by ¥8,386 million, Minority Interests increased by ¥28 million, Ordinary Profits and Income before Income Taxes and Minority Interests increased by ¥14,745 million, respectively, and Net Income increased by ¥14,732 million compared with the corresponding amounts under the previously applied method.

CHANGES IN PRESENTATION OF FINANCIAL STATEMENTS

Consolidated Balance Sheet

During the fiscal year, the points for the future use of Mizuho Mileage Club were abolished and the unused balance of points was cleared. In consequence, the total amount of the Reserve for Frequent Users Services provided for Mizuho Mileage Club was liquidated. As a result, the amount of the Reserve for Frequent Users Services is now immaterial, and beginning with this fiscal year, the Reserve for Frequent Users Services is now included within Other Liabilities.

The Reserve for Frequent Users Services included within Other Liabilities as of March 31, 2010 amounted to ¥581 million.

Consolidated Statement of Income

 Refund of Income Taxes formerly included within Current Income Taxes is separately presented from this fiscal year due to increased materiality. Refund of Income Taxes formerly included within Current Income Taxes as of March 31, 2009 was ¥416 million.

‚ As “Cabinet Office Ordinance Partially Revising Regulation on Terminology, Forms and Preparation of Financial Statements” (Cabinet Office Ordinance No.5, March 24, 2009) can be applied from the beginning of the fiscal year which begins on or after April 1, 2009 based on “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22, December 26, 2008), MHFG has presented “Income before Minority Interests” beginning with fiscal 2009.

ADDITIONAL INFORMATION

(Issuance of New Shares by the Spread Method)

The spread method is adopted for the issuance of new shares (2,804,400 thousand shares) with a payment date of July 23, 2009. This is a method where the new shares are underwritten and purchased by the underwriters at the amount to be paid to MHFG (¥176.40 per share), and sold to the investors at an issue price (¥184.00 per share) different from the amount to be paid to MHFG.

Using the spread method, the aggregate amount of the difference between (a) the issue price and (b) the amount to be paid to MHFG is retained by the underwriters, and allocated to each of the underwriters as underwriting fees. Accordingly, Other Ordinary Expenses does not include the amount equivalent to such underwriting fees of ¥21,313 million related to the issuance.

The amount equivalent to such underwriting fees of ¥7,129 million, recognized as profit by majority-owned consolidated subsidiaries and other consolidated subsidiaries, is eliminated and recorded as an increase in Capital Surplus.

NOTES

(NOTES TO CONSOLIDATED BALANCE SHEET)

1.	Securities include shares of ¥56,429 million and investments of ¥421 million in majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates.

2.	Unsecured loaned securities which the borrowers have the right to sell or repledge amounted to ¥4,347 million and are included in trading securities under Trading Assets. MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral. Among them, the total of securities repledged was ¥9,877,705 million and securities neither repledged nor re-loaned was ¥2,038,895 million, respectively.

3.	Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥76,877 million and Non-Accrual Delinquent Loans of ¥740,756 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4.	Balance of Loans Past Due for Three Months or More: ¥10,195 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5.	Balance of Restructured Loans: ¥475,058 million

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans: ¥1,302,887 million

The amounts given in Notes 3 through 6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7.	In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills purchased. The face value of these bills amounted to ¥610,607 million.

8.	The following assets were pledged as collateral:

Cash and Due from Banks:	¥130 million
Trading Assets:	¥5,808,605 million
Securities:	¥14,247,020 million
Loans and Bills Discounted:	¥8,462,677 million
Other Assets:	¥7,727 million
Tangible Fixed Assets:	¥224 million

The following liabilities were collateralized by the above assets:

Deposits:	¥652,555 million
Call Money and Bills Sold:	¥1,959,200 million
Payables under Repurchase Agreements:	¥5,610,023 million
Guarantee Deposits Received under Securities Lending Transactions:	¥5,803,976 million
Borrowed Money:	¥7,978,049 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥26,131 million, Trading Assets of ¥168,718 million and Securities of ¥2,430,231 million and Loans and Bills Discounted of ¥18,608 million.

None of the assets was pledged as collateral in connection with borrowings by the majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates. Other Assets includes guarantee deposits of ¥111,826 million, collateral pledged for derivatives transactions of ¥446,647 million, margins for futures transactions of ¥45,630 million and other guarantee deposits of ¥40,021 million.

Rediscount of bills is conducted as financial transaction based on the JICPA Industry Audit Committee Report No. 24. As a result, there was no balance for bankers’ acceptances, commercial bills, documentary bills or foreign exchange bills purchased.

9.	Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥55,358,597 million. Of this amount, ¥48,326,328 million relates to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

10.	In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic majority-owned consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land, net of Taxes included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

The difference at the consolidated balance sheet date between the total fair value of land for business operation purposes, which has been revalued in accordance with Article 10 of the above-mentioned law, and the total book value of the land after such revaluation was ¥149,569 million.

11.	Accumulated Depreciation of Tangible Fixed Assets amounted to ¥776,585 million.

12.	The book value of Tangible Fixed Assets adjusted for gains on sales of replaced assets and others amounted to ¥37,969 million.

13.	Borrowed Money includes subordinated borrowed money of ¥659,039 million with a covenant that performance of the obligation is subordinated to that of other obligations.

14.	Bonds and Notes includes subordinated bonds of ¥2,124,009 million.

15.	The principal amounts of money trusts and loan trusts with contracts indemnifying the principal amounts, which are entrusted to domestic majority-owned consolidated trust banking subsidiaries, are ¥905,343 million and ¥26,251 million, respectively.

16.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥1,149,361 million.

17.	Net Assets per share of common stock: ¥191.53

18.	Projected pension benefit obligations, etc. as of the consolidated balance sheet date are as follows:

Millions of yen
Projected Benefit Obligations	¥(1,200,969)
Plan Assets (fair value)	1,267,199

Unfunded Retirement Benefit Obligations	66,230
Unrecognized Actuarial Differences	384,665

Net Amounts on Consolidated Balance Sheet	¥450,895
Prepaid Pension Cost	485,159
Reserve for Employee Retirement Benefits	(34,263)

(NOTES TO CONSOLIDATED STATEMENT OF INCOME)

1.	Other Ordinary Income includes gains on sales of stocks of ¥108,615 million.

2.	Other within Other Ordinary Expenses includes losses on write-offs of loans of ¥129,379 million, expenses of ¥90,642 million related to credit risk mitigation transactions, and losses on impairment (devaluation) of stocks of ¥53,533 million.

3.	Other Extraordinary Losses includes losses on change in equity position associated with the merger of the majority-owned securities subsidiary of ¥34,408 million and losses related to step acquisition of ¥13,670 million.

4.	Net Income per share of common stock for the fiscal year: ¥16.29

5.	Diluted Net Income per share of common stock for the fiscal year: ¥15.57

(NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS)

1.	Types and number of issued shares and of treasury stock are as follows:

	Thousands of Shares
	As of March 31, 2009	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2010	Remarks
Issued shares
Common stock	11,178,940	4,315,457	—	15,494,397	*1
Eleventh Series Class XI Preferred Stock	914,752	—	—	914,752
Thirteenth Series Class XIII Preferred Stock	36,690	—	—	36,690

Total	12,130,382	4,315,457	—	16,445,839

Treasury stock
Common stock	11,335	23	1,962	9,397	*2
Eleventh Series Class XI Preferred Stock	2,801	412,670	—	415,471	*3

Total	14,136	412,693	1,962	424,868

*1.	Increases are due to request for acquisition (conversion) of preferred stock (1,315,457 thousand shares), capital increase by public offering (2,804,400 thousand shares), and capital increase by way of third-party allotment (195,600 thousand shares).
*2.	Increases are due to repurchase of shares constituting less than one unit, and decreases are due to exercise of stock acquisition rights (stock option) (1,954 thousand shares) and repurchase of shares constituting less than one unit (8 thousand shares).
*3.	Increases are due to request for acquisition (conversion) of preferred stock.

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of March 31, 2010 (Millions of yen)	Remarks
			As of March 31, 2009	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2010
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option			—			1,643
Majority-owned consolidated subsidiaries and other consolidated subsidiaries (Treasury stock acquisition rights)				—			657 (—)
Total				—			2,301 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1) Cash dividends paid during the fiscal year ended March 31, 2010

Resolution			Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
	June 25, 2009		Common Stock	111,676	10	March 31, 2009	June 25, 2009
(	Ordinary General Meeting of Shareholders	)	Eleventh Series Class XI Preferred Stock	18,239	20	March 31, 2009
			Thirteenth Series Class XIII Preferred Stock	1,100	30	March 31, 2009
	Total			131,015

(2) Cash dividends with record dates falling in the fiscal year ended March 31, 2010 and effective dates coming after the end of the fiscal year

Resolution			Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
			Common Stock	123,880	Retained Earnings	8	March 31, 2010	June 22, 2010
	June 22, 2010		Eleventh Series Class XI Preferred Stock	9,985	Retained Earnings	20	March 31, 2010
(	Ordinary General Meeting of Shareholders	)	Thirteenth Series Class XIII Preferred Stock	1,100	Retained Earnings	30	March 31, 2010

Cash dividends on common stock and preferred stock are proposed as above as a matter to be resolved at the ordinary general meeting of shareholders scheduled to be held on June 22, 2010.

(FINANCIAL INSTRUMENTS)

1.Matters relating to the conditions of financial instruments

(1) Policy on financial instruments

Mizuho Financial Group (the “Group”), which primarily engages in banking business, incurs financial liabilities such as customer deposits and funding received from the financial markets on the funding side while holding financial assets such as customer loans, stocks and bonds on the investment side, and also engages in trading business for certain financial products. Some majority-owned consolidated and other consolidated subsidiaries conduct securities business and other financial business.

For the above funding and investment business, the Group manages appropriately the risks of each financial instrument and carefully matches difference in transaction terms and other risk factors.

(2) Contents and Risk of Financial Products

The main financial assets of the Group consist of loans to customers and securities such as Japanese stocks and government bonds. The Group holds these securities for the purpose of reserves for deposit payments reserves and as investments.

These financial assets are subject to various types of risk that may be incurred by the Group due to a decline in, or total loss of, the value of assets, as a result of deterioration in a counterparty’s and an issuer’s financial position (“credit risk”), or incurred by the Group due to fluctuations in interest rates, stock prices and foreign exchange rates and so on (“market risk”).

The main financing source of the Group is a stable source of deposits from its customers in addition to direct funding from the financial market. These financing sources are subject to the risk of losses (“liquidity risk”) arising from funding difficulties due to a deterioration in our financial position that makes it difficult for us to raise the necessary funds or that forces us to raise funds at significantly higher interest rates than usual.

In addition, the Group uses derivative financial products to control the interest rate risk related to the assets and liabilities of the Group, as part of our asset and liability management (“ALM”). The Group primarily utilizes the portfolio hedge by grouping numerous financial assets and liabilities such as loans and deposits into similar interest risk units in accordance with risk management policies. Some derivative products like interest rate swaps are used as hedging methods for cash-flow hedges or fair value hedges.

The Group applies hedge accounting to the majority of these products, treating them as deferred hedges. The effectiveness of the hedges is assessed periodically by regression analysis and other methods to ensure whether the derivative financial products effectively work in order to offset the exposure to changes in fair value and variable cash flows from hedged items. It should be noted that the Group uses derivative financial products for trading purposes and so on as well.

Progress in financial deregulation and internationalization has led to growth in the diversity and complexity of financial assets and liabilities of the Group, exposing the Group to various risks, including credit risk, liquidity risk and other risks.

(3) Risk Management for Financial Products

 Commitment to Risk Management

We recognize the conducting of operations tailored to the risks and managing such risks as a key issue relating to overall management. In order to implement our business strategy while maintaining our financial stability, we maintain comprehensive risk management and control measures.

We maintain basic policies for risk management established by our board of directors that are applicable to the entire Group. These policies clearly define the kinds of risks to be managed, set forth the organizational structure and provide for the human resources training necessary for appropriate levels of risk management. The policies also provide for audits to measure the effectiveness and suitability of the risk management structure. In line with these basic policies, we maintain various measures to strengthen and enhance the sophistication of our risk management system.

‚ General Concept of Risk Management

We classify our risk exposures according to the various kinds of risk, including credit risk, market risk, liquidity risk and operational risk, and manage each type of risk according to its characteristics.

In addition to managing each type of risk individually, we have established a risk management structure to identify and evaluate overall risk and, where necessary, to devise appropriate responses to keep risk within limits that are managerially acceptable in both qualitative and quantitative terms.

More specifically, we allocate risk capital to our principal banking subsidiaries and other core group companies to control risk within the limits set for each company. We also control risk within managerially acceptable limits by working to ensure that the overall risk we hold on a consolidated basis does not exceed shareholders’ equity and other measures of financial strength.

To ensure the ongoing financial health of the Group, our principal banking subsidiaries and other core group companies, we regularly monitor the manner in which risk capital is being used in order to obtain a proper grasp of the risk profile within this framework. Reports are also submitted to the board of directors and other committees of each company.

ƒ Credit Risk Management

We have adopted two different but mutually complementary approaches in credit risk management. The first approach is “credit management,” in which we manage the process for each individual transaction and individual obligor from execution until collection, based on our assessment of the credit quality of the customer. Through this process, we curb losses in the case of a credit event. The second is “credit portfolio management,” in which we utilize statistical methods to assess the potential for losses related to credit risk. Through this process, we identify credit risk and respond appropriately.

Our board of directors determines the MHFG’s key matters pertaining to credit risk management. In addition, we have established the Portfolio Management Committee as one of its business policy committees. This committee of MHFG discusses and coordinates basic policy in connection with credit risk management and matters in connection with overall credit portfolio management and credit risk monitoring for the Group. Under the control of the Chief Risk Officer of MHFG, the Risk Management Division and the Credit Risk Management Division jointly monitor, analyze and submit suggestions concerning credit risk and formulate and execute plans in connection with basic matters pertaining to credit risk management.

We use statistical methods to manage the possibility of losses by measuring the expected average loss for a one-year risk horizon (“expected loss”) and the maximum loss within a certain confidence interval (“credit VaR”). The difference between expected loss and credit VaR is measured as the credit risk amount (“unexpected loss”). We recognize two types of risk arising from allowing too large a proportion of overall credit risk to be allocated in certain areas. One type is “credit concentration risk,” which stems from granting excessive credit to certain individual counterparties. The other type is “chain-reaction default risk,” which arises from granting excessive credit to certain corporate groups, industrial sectors and other groupings. We manage these risks appropriately in line with our specific guidelines for each.

The board of directors of each of our principal banking subsidiaries and other core group companies determines key matters pertaining to credit risk in line with basic policies set forth by MHFG. Their respective business policy committees are responsible for discussing and coordinating overall management of their individual credit portfolios and transaction policies towards obligors.

The chief risk officer of each principal banking subsidiary and core group company is responsible for matters relating to planning and implementing credit risk management. The credit risk management division of each principal banking subsidiary is responsible for planning and administering credit risk management and conducting credit risk measuring and monitoring. Each credit division determines policies and approves/disapproves individual transactions regarding review and management of and collection from customers in accordance with the lines of authority set forth by each principal banking subsidiary. In addition, from the standpoint of internal controls, each of our principal banking subsidiaries has also established internal audit divisions that are independent of the business divisions in order to ensure appropriate credit risk management.

„ Market Risk Management

The board of directors of MHFG determines key matters pertaining to market risk management policies. In addition, we have established the ALM & Market Risk Committee as one of its business policy committees. The committee broadly discusses and coordinates matters relating to basic asset and liability management policies, risk planning and market risk management and proposes responses to emergencies such as sudden market changes.

The Chief Risk Officer of MHFG is responsible for matters relating to market risk management planning and operations. The Risk Management Division of MHFG is responsible for monitoring market risk, reports and analyses, proposals, setting limits and guidelines, and formulating and implementing plans relating to market risk management. In addition, the division assesses and manages the overall market risk of the Group as a whole and keeps track of the market risk situation of our principal banking subsidiaries and other core group companies. The division also submits reports to the Chief Executive Officer on a daily basis and to our board of directors and the executive management committee of MHFG on a regular basis.

To manage market risk, we set limits that correspond to risk capital allocations. The amount of risk capital allocated to market risk corresponds to VaR and additional costs that may arise in order to close relevant positions. For trading and banking activities, we set limits for VaR and for losses. For banking activities, we set position limits based on interest rate sensitivity as needed.

Our principal banking subsidiaries and certain other core group companies have formulated their basic policies in line with the basic policies determined by MHFG. Their boards of directors determine important matters relating to market risk management while their Chief Executive Officers are responsible for controlling market risk. Based on a common Mizuho Financial Group risk capital allocation framework, the above-mentioned companies manage market risk by setting limits according to the risk capital allocated to market risk by MHFG.

Our principal banking subsidiaries and certain other core group companies have the same market risk management structure as MHFG, such as their business policy committees being responsible for overall discussion and coordination of the market risk management, including their ALM & market risk management committees.

In addition, they have established middle offices specializing in risk management that are independent of their front offices, which engage in market transactions, and their back offices, which are responsible for book entries and settlements. This system enables them to achieve mutual checks and control over market operations.

When VaR is not adequate to control risk, the middle offices manage risk using additional risk indices such as 10 BPV (Basis Point Value), carry out stress tests and set stop loss limits as needed.

… Liquidity Risk Management

Our liquidity risk management structure is generally the same as the market risk management structure described above (“Item „ Market Risk Management”). However, the head of the Financial Control & Accounting Group of MHFG is additionally responsible for matters relating to planning and running cash flow management operations, while the Financial Planning Division is responsible for monitoring and adjusting the cash flow management situation and for planning and implementing cash flow management. Reports on the cash flow situation are submitted to the ALM & market risk management committee, the executive management committee and the Chief Executive Officer.

We measure liquidity risk using indices pertaining to cash flow, such as limits on funds raised in the market. Limits on liquidity risk are discussed and coordinated by the ALM & market risk management committee, discussed further by the executive management committee and determined by the Chief Executive Officer. We have established classifications for the cash flow conditions affecting the Group, ranging from “normal” to “cause for concern” and “critical,” and have established procedures for dealing with cases which are deemed to fall into the “cause for concern” or “critical” categories. In addition, we have constructed a system under which we will be able to respond smoothly in the event of emergency situations that affect our funding by establishing action plans.

(4) Supplementary explanation of matters relating to fair value of financial instruments and others

Fair values of financial instruments include the values based on market prices, and the values deemed as market prices obtained by the reasonable estimate when the financial instruments do not have market prices. Since certain assumptions and others are adopted for calculating such values, they may differ when adopting different assumptions and others.

2. Matters relating to fair value of financial instruments and others

The following are the consolidated balance sheet amounts, fair values and differences between them as of March 31, 2010. Unlisted stocks and others, the fair values of which are extremely difficult to determine, are excluded from the table below (see (Note 2)).

	(Unit: Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Cash and Due from Banks (*1)	5,211,053	5,211,053	—
(2) Call Loans and Bills Purchased (*1)	604,860	604,860	—
(3) Receivables under Resale Agreements	7,129,676	7,129,676	—
(4) Guarantee Deposits Paid under Securities Borrowing Transactions	5,744,901	5,744,901	—
(5) Other Debt Purchased (*1)	2,038,933	2,036,556	(2,376)
(6) Trading Assets
Trading Securities	9,920,842	9,920,842	—
(7) Money Held in Trust (*1)	119,376	119,376	—
(8) Securities
Bonds Held to Maturity	603,378	607,412	4,033
Other Securities	41,737,970	41,737,970	—
(9) Loans and Bills Discounted	62,164,579
Reserves for Possible Losses on Loans (*1)	(795,821)
	61,368,758	61,715,589	346,831

Total Assets	134,479,751	134,828,239	348,487

(1) Deposits	76,339,779	76,298,271	(41,508)
(2) Negotiable Certificates of Deposit	10,287,808	10,286,817	(991)
(3) Debentures	1,517,797	1,515,411	(2,386)
(4) Call Money and Bills Sold	5,786,370	5,786,370	—
(5) Payables under Repurchase Agreements	12,075,802	12,075,802	—
(6) Guarantee Deposits Received under Securities Lending Transactions	6,615,512	6,615,512	—
(7) Trading Liabilities
Securities Sold, Not yet Purchased	4,113,188	4,113,188	—
(8) Borrowed Money	9,663,867	9,682,681	18,813
(9) Bonds and Notes	4,970,257	5,070,043	99,786

Total Liabilities	131,370,385	131,444,098	73,713

Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	568,113
Derivative Transactions Qualifying for Hedge Accounting	285,872
Reserves for Derivative Transactions (*1)	(31,929)

Total Derivative Transactions	822,056	822,056	—

(*1)	General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted and reserves for derivative transactions are excluded. Reserves for Cash and Due from Banks, Call Loans and Bills Purchased, Other Debt Purchased, Money Held in Trust and others are directly written off against the consolidated balance sheet amount due to immateriality.
(*2)	Derivative Transactions recorded in Trading Assets and Trading Liabilities and Other Assets and Other Liabilities are presented as a lump sum.
Net claims and debts that arose from derivative transactions are presented on a net basis.

(Note 1)	Calculation method of fair value of financial instruments

Assets

(1) Cash and Due from Banks

For Due from Banks which have no maturity, since fair values of these items approximate book values, we deem the book values to be fair values. For Due from Banks which have maturity, since contractual terms of these items are short (i.e., within six months) and fair values of these items approximate book values, we deem the book values to be fair values.

(2) Call Loans and Bills Purchased, (3) Receivables under Resale Agreements and (4) Guarantee Deposits Paid under Securities Borrowing Transactions

Since contractual terms of these items are short (i.e., within six months) and fair values of these items approximate book values, we deem the book values to be fair values.

(5) Other Debt Purchased

Fair values of Other Debt Purchased are based on the values deemed as market prices obtained by the reasonable estimate such as those obtained from brokers and financial information vendors.

(6) Trading Assets

Fair values of securities held for trading, such as bonds held for trading, are based on the market prices and others.

(7) Money Held in Trust

As to securities managed as trust assets in a directed money trust for separate investment with the management of securities as its primary purpose, stocks are based on the prices on stock exchanges, and bonds are based on the market prices and others. For other Money Held in Trust, since fair values of these items approximate book values, we deem the book values to be fair values. The notes to Money Held in Trust based on holding purpose are stated in “(Notes to Money Held in Trust).”

(8) Securities

Fair values of stocks are based on the prices on securities exchanges, and those of bonds and others are based on the market prices, valuations obtained from brokers and information vendors and others. Fair values of investment trusts are based on the disclosed net asset value. Fair values of private placement bonds are calculated by discounting the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the internal ratings and terms.

Fair values of Floating-rate Japanese Government Bonds, according to our determination that current market prices may not reflect the fair value, are based on the reasonably calculated prices as book value at the end of the current fiscal year. In deriving the reasonably calculated prices, we used the discount cash flow method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

With respect to the credit investments in securitization products made as an alternative to loans by the European, North American and other offices of domestic majority-owned consolidated banking subsidiaries, given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value. In deriving reasonably calculated prices based on the reasonable estimates of our management mentioned above, we used the discounted cash flow method. The price decision variables include default rates, recovery rates, pre-payment rates and discount rates, and the subject Securities included residential mortgage-backed securities, collateralized loan obligations, commercial mortgage-backed securities, and other asset backed securities.

The notes to Securities based on holding purpose are stated in “(Securities).”

(9) Loans and Bills Discounted

Fair values of Loans and Bills Discounted are calculated by the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the types, internal ratings and terms of the Loans and Bills Discounted. In addition, as to claims against bankrupt obligors, substantially bankrupt obligors and intensive control obligors, since the estimated amount of bad debts is calculated based on the present value of the expected future cash flows or the estimated amounts that we would be able to collect from collateral and guarantees, fair values approximate the consolidated balance sheet amount as of the consolidated balance sheet date minus the present estimated amount of bad debts, and we thus deem such amount to be fair values.

Of the Loans and Bills Discounted, for those without a fixed maturity due to loan characteristics such as limiting loans to within the value of pledged assets, we deem book values to be fair values since fair values are expected to approximate book values based on the estimated loan periods, interest rates and other conditions.

Liabilities

(1) Deposits

For demand deposits, we deem the payment amounts required on the consolidated balance sheet date (i.e., book values) to be fair values. In addition, fair values of fixed deposits are calculated by classifying them based on their terms and by discounting the future cash flows. The discount rates used in such calculations are the interest rates.

(2) Negotiable Certificates of Deposit

Fair values of Negotiable Certificates of Deposit are calculated by classifying them based on their terms and by discounting the future cash flows. The discount rates used in such calculations are the interest rates. Since fair values of those whose deposit terms are short (i.e., within six months) approximate book values, we mainly deem the book values to be fair values.

(3) Debentures

Fair values of Debentures are based on the market prices for the debentures which have market prices, and calculated by classifying them based on their terms and by discounting the future cash flows for those which do not have market prices. The discount rates used in such calculations are the interest rates.

(4) Call Money and Bills Sold, (5) Payables under Repurchase Agreements and (6) Guarantee Deposits Received under Securities Lending Transactions

Since contractual terms of these financial instruments are short (i.e., within six months) and fair values approximate book values, we deem the book values to be fair values.

(7) Trading Liabilities

Fair values of Securities Sold, Not yet Purchased in Trading Liabilities are based on the market prices and others.

(8) Borrowed Money

Fair values of Borrowed Money are calculated by discounting the total amount of the principal and interest of such Borrowed Money classified by certain period at the interest rates considered to be applicable to similar loans.

(9) Bonds and Notes

Fair values of Bonds and Notes issued by MHFG, its majority-owned consolidated subsidiaries and other consolidated subsidiaries are based on the market prices for Bonds and Notes which have market prices, and calculated by discounting the total amount of principal and interest by the interest rates considered to be applicable to similar Bonds and Notes for those which do not have market prices.

Derivative Transactions

Derivative transactions include interest rate-related transactions (futures, options, swaps and others), currency-related transactions (futures, options, swaps and others), bond-related transactions (futures, futures options and others), and are based on the prices on securities exchanges, discounted value of future cash flows, option pricing models and others.

(Note 2)	Financial instruments whose fair values are deemed to be extremely difficult to determine are indicated below, and are not included in “Assets (5) Other Debt Purchased,” “Assets (7) Money Held in Trust,” and “Assets (8) Other Securities” in fair value information of financial instruments.

(Millions of yen)
Category	Consolidated Balance Sheet Amount
 Unlisted Stocks (*1)	519,791
‚ Investments in Partnerships (*2)	170,883
ƒ Other	8,274

Total (*3)	698,949

(*1)	We do not treat Unlisted Stocks as being subject to disclosure of fair values as there are no market prices and they are deemed extremely difficult to determine fair values.
(*2)	Of the Investments in Partnerships, we do not treat those whose assets consist of unlisted stocks and other financial instruments that are deemed extremely difficult to determine fair values as being subject to disclosure of fair values.
(*3)	During the fiscal year ended March 31, 2010, we impaired (“devaluated”) unlisted stocks in the amount of ¥49,906 million on a consolidated basis.

(MATTERS RELATED TO COMBINATION AND OTHERS)

Mizuho Securities Co., Ltd. (“former MHSC”), MHFG’s majority-owned consolidated subsidiary, and Shinko Securities Co., Ltd. (“Shinko”), an affiliate under the equity method, signed the merger agreement following the resolutions of respective board meetings on March 4, 2009. Upon the approval of the merger agreement at the respective general shareholders meetings held on April 3, 2009, the merger (“Merger”) took effect on May 7, 2009.

	Name of the acquired company, business type, major reasons for the combination, date of the combination, legal form of the combination, name of the company after the combination, voting rights ratio, and grounds for determination of the acquiring company

a.	Name of the acquired company	Shinko Securities Co., Ltd.

b.	Business type	Financial Instruments Business

c.	Major reasons for the combination	It was determined that it is necessary, as a member of the Mizuho Financial Group, to leverage Shinko’s strength as a securities arm of a banking institution, to become more competitive in a market where there is now greater uncertainty, to improve our service providing-capabilities to our clients and furthermore to reestablish our business to enable us to offer competitive cutting-edge financial services on a global basis.

d.	Date of the combination	May 7, 2009

e.	Legal form of the combination	Shinko is the surviving entity, and the former MHSC is the absorbed entity.

f.	Name of the company after the combination	Mizuho Securities, Co., Ltd.

g.	Voting rights ratio	Voting rights ratio held before the combination: 27.32% Voting rights ratio additionally obtained on the combination date: 32.19% Voting rights ratio after acquisition: 59.51%

h.	Grounds for determination of the acquiring company	As Mizuho Corporate Bank, Ltd., a shareholder of the former MHSC which is the legal absorbed entity, holds over half of the new company’s voting rights as a result of the Merger, the former MHSC is the acquiring company and Shinko is the acquired company under Accounting Standard for Business Combinations.

‚	Period of the acquired company’s results included in the consolidated financial statements

From May 7, 2009 to March 31, 2010

ƒ	Acquisition cost and its breakdown of the acquired company

Consideration for acquisition: Common stock of the former MHSC	¥107,864 million
Expenses directly necessary for the combination: Advisory fees and others	¥118 million
Acquisition cost:	¥107,983 million

„	Merger ratio, calculation method, number of new shares to be issued, and gains and losses on step acquisition

a.	Merger ratio:

Company Name	Shinko (surviving entity)	Former MHSC (absorbed entity)
Merger Ratio	1	122

b.	Calculation method of merger ratio:

For the sake of fairness in calculating the merger ratio, Shinko and the former MHSC appointed a third-party for valuations respectively. Both companies made the final determination of the validity of the merger ratio based on the careful exchange of views between the two companies, taking into account the financial and asset situation of the two companies and other factors in a comprehensive manner.

c.	Number of new shares to be issued:

Shares of common stock: 815,570,000 shares

d.	Gains and losses on step acquisition: ¥(13,670) million (included in Other Extraordinary Losses)

…	Amount, cause, and accounting method of negative goodwill incurred

a.	Amount of negative goodwill incurred: ¥67,916 million

b.	Cause:

Difference between the amount corresponding to MHFG’s equity position in the acquired company and the acquisition cost

c.	Accounting method:

Recorded as profits for the fiscal year in which the negative goodwill incurred due to early adoption of “Accounting Standard for Business Combinations” (ASBJ Statement No.21, December 26, 2008).

†	Amount and breakdown of assets received and liabilities undertaken on the combination date

a.	Assets:

Total assets:	¥2,321,155 million
Trading assets included in the above:	¥1,008,003 million

b.	Liabilities:

Total liabilities:	¥2,020,673 million
Trading liabilities included in the above:	¥671,840 million

‡	Amount allocated to Intangible Fixed Assets other than goodwill, breakdown by major type, and weighted-average amortization period in total and by major type

a. Amount allocated to Intangible Fixed Assets:	¥73,949 million

b. Breakdown by major type:
Customer-Related Assets:	¥73,949 million

c. Weighted-average amortization period in total and by major type:
Customer-Related Assets:	16 years

ˆ	Gains and losses on the change in equity position due to the merger of the acquiring company: ¥(34,408) million (included in Other Extraordinary Losses)

NON-CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2010

Millions of yen
Assets
Current Assets
Cash and Due from Banks	¥15,133
Advances	11
Prepaid Expenses	1,120
Accounts Receivable	858
Other Current Assets	3,603
Total Current Assets	20,727
Fixed Assets
Tangible Fixed Assets	1,205
Buildings	540
Equipment	632
Construction in Progress	32
Intangible Fixed Assets	3,679
Trademarks	48
Software	3,093
Other Intangible Fixed Assets	537
Investments	5,200,357
Investment Securities	2
Investments in Subsidiaries and Affiliates	5,187,202
Long-term Prepaid Expenses	141
Other Investments	13,011
Total Fixed Assets	5,205,243
Deferred Assets
Establishment Costs
Start-Up Costs
Total Deferred Assets

Total Assets	¥5,225,971

Liabilities
Current Liabilities
Short-term Borrowings	¥700,000
Short-term Bonds	260,000
Accounts Payable	2,801
Accrued Expenses	3,174
Accrued Corporate Taxes	93
Deposits Received	233
Reserve for Bonus Payments	259
Reserve for Contingencies	—
Other Current Liabilities	—
Total Current Liabilities	966,562
Non-Current Liabilities
Bonds and Notes	240,000
Deferred Tax Liabilities	424
Reserve for Employee Retirement Benefits	1,470
Reserve for Director and Corporate Auditor Retirement Benefits	—
Other Non-Current Liabilities	6,367
Total Non-Current Liabilities	248,262

Total Liabilities	¥1,214,824

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	¥1,805,565
Capital Surplus
Capital Reserve	649,841
Total Capital Surplus	649,841
Retained Earnings
Appropriated Reserve	4,350
Other Retained Earnings	1,554,974
Retained Earnings Brought Forward	1,554,974
Total Retained Earnings	1,559,324
Treasury Stock	(5,184)

Total Shareholders’ Equity	4,009,546

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	(44)

Total Valuation and Translation Adjustments	(44)

Stock Acquisition Rights	1,643

Total Net Assets	4,011,146

Total Liabilities and Net Assets	¥5,225,971

NON-CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2010

Millions of yen
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥3,847
Fee and Commission Income Received from Subsidiaries and Affiliates	29,945
Total Operating Income	33,792
Operating Expenses
General and Administrative Expenses	19,807
Total Operating Expenses	19,807

Operating Profits	13,984

Non-Operating Income
Interest on Deposits	35
Interest and Dividends on Securities	1
Fee and Commissions	2,538
Rent Received	2
Other Non-Operating Income	3,175
Total Non-Operating Income	5,753
Non-Operating Expenses
Interest Expenses	5,521
Interest on Short-term Bonds	1,537
Interest on Bonds	6,858
Other Non-Operating Expenses	4,732
Total Non-Operating Expenses	18,650

Ordinary Profits	1,086

Extraordinary Gains
Gains on Liquidation of Investments in Subsidiaries	2,227
Total Extraordinary Gains	2,227
Extraordinary Losses
Losses on Disposition of Tangible Fixed Assets	17
Total Extraordinary Losses	17

Income before Income Taxes	3,296

Income Taxes:
Current	4
Deferred	(88)
Total Income Taxes	(83)

Net Income	¥3,379

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2010

Millions of yen
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the end of the previous period	¥1,540,965
Changes during the period
Issuance of New Shares	264,600
Total Changes during the period	264,600

Balance as of the end of the period	1,805,565

Capital Surplus
Capital Reserve
Balance as of the end of the previous period	385,241
Changes during the period
Issuance of New Shares	264,600
Total Changes during the period	264,600

Balance as of the end of the period	649,841

Total Capital Surplus
Balance as of the end of the previous period	385,241
Changes during the period
Issuance of New Shares	264,600
Total Changes during the period	264,600

Balance as of the end of the period	649,841

Retained Earnings
Appropriated Reserve
Balance as of the end of the previous period	4,350
Changes during the period
Total Changes during the period	—

Balance as of the end of the period	4,350

Other Retained Earnings
Retained Earnings Brought Forward
Balance as of the end of the previous period	1,683,272
Changes during the period
Cash Dividends	(131,015)
Net Income	3,379
Disposition of Treasury Stock	(662)

Total Changes during the period	(128,297)

Balance as of the end of the period	1,554,974

Total Retained Earnings
Balance as of the end of the previous period	1,687,622
Changes during the period
Cash Dividends	(131,015)
Net Income	3,379
Disposition of Treasury Stock	(662)
Total Changes during the period	(128,297)

Balance as of the end of the period	¥1,559,324

Millions of yen
Treasury Stock
Balance as of the end of the previous period	¥(6,218)
Changes during the period
Repurchase of Treasury Stock	(4)
Disposition of Treasury Stock	1,038

Total Changes during the period	1,033

Balance as of the end of the period	(5,184)

Total Shareholders’ Equity
Balance as of the end of the previous period	3,607,610
Changes during the period
Issuance of New Shares	529,200
Cash Dividends	(131,015)
Net Income	3,379
Repurchase of Treasury Stock	(4)
Disposition of Treasury Stock	376

Total Changes during the period	401,936

Balance as of the end of the period	4,009,546

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the end of the previous period	(32)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(12)

Total Changes during the period	(12)

Balance as of the end of the period	(44)

Stock Acquisition Rights
Balance as of the end of the previous period	1,032
Changes during the period
Net Changes in Items other than Shareholders’ Equity	611

Total Changes during the period	611

Balance as of the end of the period	1,643

Total Net Assets
Balance as of the end of the previous period	3,608,611
Changes during the period
Issuance of New Shares	529,200
Cash Dividends	(131,015)
Net Income	3,379
Repurchase of Treasury Stock	(4)
Disposition of Treasury Stock	376
Net Changes in Items other than Shareholders’ Equity	598

Total Changes during the period	402,534

Balance as of the end of the period	¥4,011,146

[NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS]

BASIS FOR PRESENTATION AND PRINCIPLES OF PREPARATION OF NON-CONSOLIDATED FINANCIAL STATEMENTS

1.	Valuation of Securities

Investments in subsidiaries and affiliates and Other Securities for which it is deemed to be extremely difficult to determine the fair value are stated at acquisition cost and determined by the moving average method.

2.	Depreciation and Amortization of Fixed Assets

(1)	Tangible Fixed Assets

Depreciation of Buildings is computed by the straight-line method, and that of Equipment is computed by the declining-balance method with the following range of useful lives.

Buildings: 8 years to 50 years

Equipment: 2 years to 17 years

(2)	Intangible Fixed Assets

Trademarks are amortized under the straight-line method over ten years.

Development costs for internally-used software are capitalized and amortized under the straight-line method over their estimated useful lives of mainly five years.

3.	Deferred Assets

Stock issuance costs and bond issuance costs are expensed as incurred.

4.	Reserves

(1)	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

(2)	Reserve for Employee Retirement Benefits

Reserve for Employee Retirement Benefits, which is provided for future benefit payments to employees, is recorded as the required amount, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term (ten years) within the average remaining service period of the employees of the respective fiscal year.

5.	Consumption Taxes and Local Consumption Taxes

Consumption taxes and local consumption taxes are excluded from transaction amounts.

ADDITIONAL INFORMATION

(Issuance of New Shares by the Spread Method)

The spread method is adopted for the issuance of new shares (2,804,400 thousand shares) with a payment date of July 23, 2009. This is a method where the new shares are underwritten and purchased by the underwriters at the amount to be paid to MHFG (¥176.40 per share), and sold to the investors at an issue price (¥184.00 per share) different from the amount to be paid to MHFG.

Using the spread method, the aggregate amount of the difference between (a) the issue price and (b) the amount to be paid to MHFG is retained by the underwriters, and allocated to each of the underwriters as underwriting fees. Accordingly, Other Ordinary Expenses does not include the amount equivalent to such underwriting fees of ¥21,313 million related to the issuance.

NOTES TO NON-CONSOLIDATED BALANCE SHEET

1.	Amounts less than one million yen are rounded down.

2.	Assets pledged as collateral accounted for ¥8,507 million of Investments.

3.	Accumulated depreciation of Tangible Fixed Assets amounted to ¥1,709 million.

Accumulated amortization of Intangible Fixed Assets amounted to ¥3,518 million.

4.	Guarantee

(1)	MHFG has guaranteed on a subordinated basis the principal of and interest on the subordinated notes issued by Mizuho Financial Group (Cayman) Limited. The amount of the subordinated guarantee is ¥284,872 million.

(2)	Based upon the regulations of the German Deposit Protection Fund, MHFG has submitted to the Association of German Banks a letter of indemnity to recompense the association regarding deposits of the German branches of Mizuho Corporate Bank, Ltd. if necessary.

Mizuho Corporate Bank, Ltd.	¥32,471 million

5.	Short-term monetary claims against subsidiaries and affiliates amounted to ¥15,133 million.

Short-term monetary liabilities against subsidiaries and affiliates amounted to ¥700,162 million.

Long-term monetary claims against subsidiaries and affiliates amounted to ¥1,486 million.

Long-term monetary liabilities against subsidiaries and affiliates amounted to ¥245,840 million.

NOTES TO NON-CONSOLIDATED STATEMENT OF INCOME

1.	Amounts less than one million yen are rounded down.

2.	Transactions with subsidiaries and affiliates

Operating transactions
Operating Income	¥33,792 million
Operating Expenses	¥3,532 million
Other than operating transactions	¥21,757 million

3.	Other Non-Operating Income includes Fee and Commission Income Received from Subsidiaries and Affiliates for issuance of new shares, issuance of bonds and notes, and others of ¥2,402 million.

4.	Other Non-Operating Expenses includes expenses for issuance of new shares, issuance of bonds and notes, and others of ¥4,220 million.

NOTES TO NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

1.	Amounts less than one million yen are rounded down.

2.	Types and number of treasury stock are as follows:

	Thousands of Shares
	As of March 31, 2009	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2010	Remarks
Treasury stock
Common stock	11,335	23	1,962	9,397	*1
Eleventh Series Class XI Preferred Stock	2,801	412,670	—	415,471	*2

Total	14,136	412,693	1,962	424,868

*1.	Increases are due to repurchase of shares constituting less than one unit, and decreases are due to exercise of stock acquisition rights (stock option) (1,954 thousand shares) and repurchase of shares constituting less than one unit (8 thousand shares).
*2.	Increases are due to request for acquisition (conversion) of preferred stock.

NOTES TO DEFERRED TAXES

Breakdown of Deferred Tax Assets/Liabilities

Millions of yen
Deferred Tax Assets
Investments in Subsidiaries and Affiliates	¥1,054,704
Tax Losses Carried Forward	868,780
Other	1,162

Sub-total of Deferred Tax Assets	1,924,647
Valuation Allowance	(1,923,926)

Total Deferred Tax Assets	720
Deferred Tax Liabilities
Prepaid Pension Cost	(1,145)
Total Deferred Tax Liabilities	(1,145)

Net Deferred Tax Assets (Liabilities)	¥(424)

NOTES TO PER SHARE INFORMATION

1.	Total Net Assets per Share of Common Stock is based on the following information:

Total Net Assets per Share of Common Stock		¥223.59
Total Net Assets	¥ million	4,011,146
Deductions from Total Net Assets	¥ million	548,701
Paid-in Amount of Preferred Stock	¥ million	535,971
Cash Dividends on Preferred Stock	¥ million	11,086
Stock Acquisition Rights	¥ million	1,643
Net Assets (year-end) related to Common Stock	¥ million	3,462,444

Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated	Thousands of shares	15,485,000

2.	Net Loss per Share of Common Stock is based on the following information:

Net Loss per Share of Common Stock		¥0.54
Net Income	¥ million	3,379
Amount not attributable to Common Stock	¥ million	11,086
Cash Dividends on Preferred Stock	¥ million	11,086
Net Loss related to Common Stock	¥ million	7,706

Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	14,013,057

[Translation]

Report of Independent Auditors

May 12, 2010

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Tadayuki Matsushige
Certified Public Accountant
Designated and Engagement Partner

Noboru Miura
Certified Public Accountant
Designated and Engagement Partner

Ryuichi Nagano
Certified Public Accountant
Designated and Engagement Partner

Hiroshi Nishida
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 444, Section 4 of the Corporation Law, we have audited the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Mizuho Financial Group, Inc. (the “Company”) applicable to the fiscal year from April 1, 2009 through March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. and consolidated subsidiaries applicable to the fiscal year ended March 31, 2010 in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Report of Independent Auditors

May 12, 2010

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Tadayuki Matsushige
Certified Public Accountant
Designated and Engagement Partner

Noboru Miura
Certified Public Accountant
Designated and Engagement Partner

Ryuichi Nagano
Certified Public Accountant
Designated and Engagement Partner

Hiroshi Nishida
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Corporation Law, we have audited the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to the non-consolidated financial statements and the related supplementary schedules of Mizuho Financial Group, Inc. (the “Company”) applicable to the 8th fiscal year from April 1, 2009 through March 31, 2010. These non-consolidated financial statements and the related supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these non-consolidated financial statements and the related supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the related supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the non-consolidated financial statements and the related supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. applicable to the 8th fiscal year ended March 31, 2010 in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Audit Report

The Board of Corporate Auditors, upon deliberation, prepared this audit report regarding the performance of duties of the Directors of the Company during the 8th fiscal year from April 1, 2009 to March 31, 2010, based on the audit reports prepared by each Corporate Auditor and hereby reports as follows:

1.	Auditing Method Employed by Corporate Auditors and the Board of Corporate Auditors and Details Thereof

The Board of Corporate Auditors established an auditing policy and auditing plans, including assignment of the duties of each Corporate Auditor, received from each Corporate Auditor reports on the execution of audits and results thereof, and in addition, received from the Directors, etc., and the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding such reports.

In accordance with the auditing standards for Corporate Auditors established by the Board of Corporate Auditors, each Corporate Auditor, based on the auditing plans, has endeavored to gather information and create an improved environment for auditing. Each Corporate Auditor also attended meetings of the Board of Directors and other important meetings, received from the Directors, employees and other related persons reports on the performance of their duties and when necessary, requested explanations regarding such reports. Also, each Corporate Auditor inspected important authorized documents and associated information and examined the business and financial position of the Company. In addition, each Corporate Auditor monitored and examined the content of resolutions made by the Board of Directors regarding the establishment of structures, to ensure that the performance of duties by the Directors will be in compliance with the laws and regulations of Japan and with the Company’s Articles of Incorporation and other structures as provided for in Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Company Law of Japan, to ensure that the Company’s operation will be conducted appropriately. Moreover, each Corporate Auditor monitored and examined the status of such structures that have been established in compliance with such resolutions (internal control systems). As for the subsidiaries of the Company, each Corporate Auditor has shared information with the directors and corporate auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the business report and the supplementary schedules for this fiscal year.

In addition, the Corporate Auditors also monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Corporate Auditors received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Corporate Auditors also received notification from the independent auditors regarding the “Structure for ensuring appropriate execution of the duties of the independent auditors” (as enumerated in each Item of Article 131 of the Company Calculation Regulations). When necessary, the Corporate Auditors requested explanations on such notification. Based on the foregoing method, the Corporate Auditors reviewed the financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statements of income, non-consolidated statements of changes in shareholders’ equity and notes to the non-consolidated financial statements) and supplementary schedules thereto, and the consolidated financial statements (consolidated balance sheet, consolidated statements of income, consolidated statements of changes in shareholders’ equity and notes to the consolidated financial statements).

2.	Audit Results

(1)	Audit Results on the Business Report, etc.

A.	In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.	With regard to the execution of duties by the Directors, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.

C.	In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate, and furthermore, we have not found anything to be pointed out on the performance of duties of the Directors regarding the internal control systems.

(2)	Results of Audit of the Financial Statements and Supplementary Schedules

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

(3)	Results of Audit of the Consolidated Financial Statements

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

May 13, 2010

Mizuho Financial Group, Inc. Board of Corporate Auditors

Full time Corporate Auditor	(Tsuneo Muneoka)	(seal)
Full time Corporate Auditor	(Tsuneo Morita)	(seal)
Outside Corporate Auditor	(Yukio Nozaki)	(seal)
Outside Corporate Auditor	(Masahiro Seki)	(seal)
Outside Corporate Auditor	(Masami Ishizaka)	(seal)

(Reference)

I. Consolidated Financial Data of Mizuho Financial Group, Inc.

1. Income Analysis (Consolidated)

	(Billions of yen)
		Fiscal 2009	Change	Fiscal 2008
Consolidated Gross Profits	1	1,996.6	189.6	1,806.9
Net Interest Income		1,151.7	82.8	1,068.8
Fiduciary Income		49.1	(6.7)	55.8
Credit Costs for Trust Accounts		—	—	—
Net Fee and Commission Income		466.0	49.3	416.6
Net Trading Income		312.3	10.8	301.5
Net Other Operating Income		17.4	53.3	(35.9)
General and Administrative Expenses	2	(1,317.2)	(124.5)	(1,192.7)
Personnel Expenses		(658.9)	(110.6)	(548.3)
Non-Personnel Expenses		(607.2)	(16.1)	(591.1)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	(262.3)	291.9	(554.3)
Net Gains (Losses) related to Stocks	4	4.2	404.5	(400.2)
Equity in Income from Investments in Affiliates	5	2.8	6.4	(3.5)
Other	6	(96.9)	(45.8)	(51.1)

Ordinary Profits	7 (Total of 1-6)	327.1	722.2	(395.1)

Net Extraordinary Gains	8	50.6	61.3	(10.7)
Reversal of Reserves for Possible Losses on Loans, etc.		43.0	25.4	17.6
Income before Income Taxes and Minority Interests	9 = 7 + 8	377.7	783.6	(405.8)
Income Taxes - Current	10	(18.0)	30.2	(48.2)
- Deferred	11	(25.1)	83.9	(109.1)
Net Income before Minority Interests	12 = 9 + 10 + 11	334.6	897.8	(563.2)
Minority Interests in Net Income	13	(95.2)	(69.6)	(25.5)

Net Income	14 = 12 + 13	239.4	828.2	(588.8)

* Income Taxes - Current includes Refund of Income Taxes. * Amounts less than one hundred million yen are rounded down.

Credit-related Costs (including Credit Costs for Trust Accounts)		(219.3)	317.4	(536.7)

* Credit-related Costs =	Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts

2. Consolidated Capital Adequacy Ratio (BIS Standard)

	(Billions of yen)
	As of March 31, 2010 (Preliminary)	Change	As of March 31, 2009
Risk-based Capital	7,658.0	6,223.6	6,223.6
Risk-weighted Assets	56,863.2	59,056.2	59,056.2
Capital Adequacy Ratio (%)	13.46	10.53	2.93

*	Amounts less than one hundred million yen are rounded down.

II. Aggregated Figures of Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.

1. Income Analysis (Non-Consolidated)

	(Billions of yen)
		Fiscal 2009
		Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Change	Fiscal 2008
Gross Profits	1	818.8	642.3	132.0	1,593.1	107.1	1,485.9
Net Interest Income		612.9	444.8	44.8	1,102.6	133.8	968.8
Fiduciary Income		—	—	48.5	48.5	(5.9)	54.5
Credit Costs for Trust Accounts		—	—	—	—	—	—
Net Fee and Commission Income		148.3	113.4	27.2	289.0	(10.1)	299.2
Net Trading Income		43.1	89.2	4.1	136.6	(56.2)	192.8
Net Other Operating Income		14.3	(5.2)	7.2	16.3	45.7	(29.4)
General and Administrative Expenses (excluding Non-Recurring Losses)	2	(570.3)	(246.9)	(89.9)	(907.2)	2.0	(909.3)
Personnel Expenses		(196.2)	(88.9)	(34.9)	(320.1)	(38.2)	(281.9)
Non-Personnel Expenses		(343.5)	(146.3)	(52.4)	(542.4)	37.9	(580.3)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3 = 1 + 2	248.4	395.3	42.0	685.9	109.2	576.6

Reversal of (Provision for) General Reserve for Possible Losses on Loans	4	15.3	32.8	(0.5)	47.6	154.6	(107.0)

Net Business Profits	5 = 3 + 4	263.8	428.2	41.5	733.5	263.9	469.6

Net Non-Recurring Gains (Losses)	6	(174.9)	(234.5)	(18.3)	(427.8)	562.0	(989.9)
Net Gains (Losses) related to Stocks		(0.6)	12.0	(0.3)	10.9	455.2	(444.2)
Expenses related to Portfolio Problems		(111.6)	(126.2)	(8.3)	(246.1)	202.0	(448.2)

Ordinary Profits	7 = 5 + 6	88.8	193.6	23.1	305.6	825.9	(520.2)

Net Extraordinary Gains (Losses)	8	21.0	15.2	0.9	37.2	(45.4)	82.7
Reversal of Reserves for Possible Losses on Loans, etc.		25.6	15.7	—	41.4	25.4	15.9
Reversal of Reserve for Possible Losses on Investments		—	0.0	—	0.0	(83.5)	83.6
Income before Income Taxes	9 = 7 + 8	109.8	208.9	24.1	342.9	780.4	(437.4)
Income Taxes - Current	10	(0.4)	(0.4)	(0.0)	(0.9)	20.3	(21.3)
- Deferred	11	(13.3)	(8.1)	(7.3)	(28.9)	89.2	(118.1)

Net Income	12 = 9 + 10 + 11	96.0	200.3	16.7	313.1	890.1	(576.9)

*       Amounts less than one hundred million yen are rounded down.

*       Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of Mizuho Trust & Banking excludes the amounts of Credit Costs for Trust Accounts.

*       Income Taxes - Current includes Refund of Income Taxes.

(Reference)

Credit-related Costs	(70.5)	(77.6)	(8.9)	(157.1)	382.1	(539.3)

* Credit-related Costs =	Expenses related to Portfolio Problems + Reversal of (Provision for) General Reserve for Possible Losses on Loans + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts

2. “Deposits” and “Loans and Bills Discounted”

	(Billions of yen)
	As of March 31, 2010
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Change	As of March 31, 2009
Deposits (including Negotiable Certificates of Deposit)	57,788.8	26,559.5	3,325.8	87,674.3	134.5	87,539.8
Loans and Bills Discounted	32,467.6	26,355.6	3,457.9	62,281.2	(8,196.3)	70,477.5

*	Amounts less than one hundred million yen are rounded down.

3. Disclosed Claims under the Financial Reconstruction Law

	(Billions of yen)
	As of March 31, 2010
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Change	As of March 31, 2009
Claims against Bankrupt and Substantially Bankrupt Obligors	189.7	29.4	38.8	258.0	(50.6)	308.7
Claims with Collection Risk	403.2	205.1	23.6	632.0	33.9	598.0
Claims for Special Attention	256.7	158.9	14.1	429.8	(48.1)	477.9
Total	849.7	393.5	76.6	1,319.9	(64.8)	1,384.7

*	Amounts less than one hundred million yen are rounded down.
*	Amounts of Mizuho Trust & Banking include trust accounts.

4. Unrealized Gains (Losses) on Other Securities

	(Billions of yen)
	As of March 31, 2010
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Change	As of March 31, 2009
Japanese Stocks	13.1	239.2	47.0	299.4	512.8	(213.3)
Japanese Bonds	19.1	48.7	5.5	73.3	62.3	11.0
Other	(27.5)	(71.6)	(13.7)	(112.8)	191.2	(304.1)
Total	4.7	216.4	38.8	259.9	766.4	(506.5)

*	Amounts less than one hundred million yen are rounded down.
*	Figures above denote differences between book value and acquisition cost (including amortized cost) of Other Securities which have readily determinable fair value.
*	In addition to “Securities” on the balance sheets, negotiable certificates of deposit in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheets date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheets date.

5. Consolidated Capital Adequacy Ratio (Preliminary)

	(Billions of yen)
	As of March 31, 2010
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
	Domestic Standard	BIS Standard	BIS Standard
Risk-based Capital	3,104.6	4,983.2	438.9
Risk-weighted Assets	24,099.2	31,128.7	2,789.9
Capital Adequacy Ratio (%)	12.88	16.00	15.73

*	Amounts less than one hundred million yen are rounded down.

III. Non-Consolidated Financial Data of Mizuho Securities Co., Ltd.

1. Results of Operations

	(Billions of yen)
	Fiscal 2009	Fiscal 2008	Change
Operating Income	216.9	99.9	117.0
Net Operating Income	190.6	86.5	104.0
Operating Profits	20.9	(17.0)	37.9
Ordinary Profits	22.9	(14.4)	37.4
Net Income	18.1	(13.1)	31.3

*	Amounts less than one hundred million yen are rounded down.

2. Financial Conditions

	(Billions of yen)
	As of March 31, 2010	As of March 31, 2009	Change
Net Assets	583.4	235.0	348.3
* Amounts less than one hundred million yen are rounded down. (Reference)
Capital Adequacy Ratio (%)	352.3	345.5	6.8

*	The figures as of March 31, 2009 are those of former Shinko Securities Co., Ltd.